Exhibit 1.1

AGREEMENT OF MERGER AND CONTRIBUTION

dated as of June 7, 2012

by and among

CAMPUS ACQUISITIONS HOLDINGS, LLC,

THE “PROPERTY ENTITIES” LISTED ON ANNEX B,

CAMPUS ACQUISITIONS MANAGEMENT, LLC,

THE “DEVELOPMENT ENTITIES” LISTED ON ANNEX B,

CAMPUS ACQUISITIONS INVESTMENT MANAGEMENT LLC,

AMERICAN CAMPUS COMMUNITIES, INC.

and

AMERICAN CAMPUS COMMUNITIES OPERATING PARTNERSHIP LP

- i -

- ii -

- iii -

Annexes

A.	Existing Campus Properties and Campus Development Properties
B.	Property Entities and Development Entities
C.	Form of Plan of Merger
D.	Form of Development Program Agreement
E.	Form of Purchaser OP Agreement Joinder
F.	Form of Indemnity Escrow Agreement
G.	Form of Registration Rights Agreement
H.	Rental Guarantee Escrow Agreement
I.	Form of Tax Matters Agreement
J.	Target Commercial Rents
K.	Form of Recipient Certificate
L.	Form of Guaranty
M.	Form of Escrow Agreement

- iv -

AGREEMENT OF MERGER AND CONTRIBUTION

THIS AGREEMENT, dated as of June 7, 2012, is by and among Campus Acquisitions Holdings, LLC, a Delaware limited liability company (“Campus”), the Property Entities (as hereinafter defined), Campus Acquisitions Management, LLC, a Delaware limited liability company (the “Manager”), the Development Entities (as hereinafter defined), Campus Acquisitions Investment Management LLC, a Delaware limited liability company (“Campus Developer Owner” and, together with Campus, the Property Entities, the Development Entities, and the Manager, “Seller”), American Campus Communities, Inc., a Maryland corporation (“Purchaser”), and American Campus Communities Operating Partnership LP, a Maryland limited partnership and Purchaser’s operating partnership (“Purchaser OP”).

BACKGROUND

WHEREAS, each of the real properties listed on Annex A as Existing Campus Properties (the “Existing Campus Properties”) (i) is a facility used principally to provide residential apartment accommodation or other housing to students in physical proximity to an existing college or university campus (such facilities, “Student Housing Properties”) and (ii) is owned and operated by a Property Entity (as hereinafter defined);

WHEREAS, Campus directly or indirectly through one or more Affiliates (as hereinafter defined) (i) owns equity interests in each Property Entity, (ii) provides property management and other services to the Property Entities pursuant to the management contracts listed in Section 1 of the Campus Disclosure Letter (the “Management Contracts”) between the Manager and the Property Entities; and (iii) owns all of the outstanding Equity Interest (as defined below) of the Manager;

WHEREAS, each of the real properties listed on Annex A as Campus Development Properties (collectively, the “Campus Development Properties”) (i) is a Student Housing Property that is currently under development and has not yet been placed in service and (ii) is owned by a Development Entity (as hereinafter defined);

WHEREAS, Campus directly or indirectly through one or more Affiliates (i) owns equity interests in each Development Entity and (ii) provides development and other services to each Development Entity pursuant to certain of the Management Contracts;

WHEREAS, Campus Developer LLC will be formed by Campus after the date hereof as a Delaware limited liability company (“Campus Developer”), and will own certain assets related to the identification of and new construction of Student Housing Properties;

WHEREAS, Purchaser wishes to acquire, for the consideration, on the terms and subject to the conditions hereinafter set forth, the Existing Campus Properties and the Campus Development Properties, by means of the mergers provided for herein (collectively, the “Property Transactions”), and the other parties to this Agreement wish to participate in the Property Transactions, on the terms and subject to the conditions hereinafter set forth;

WHEREAS, Purchaser OP and the Manager wish to engage in a transaction in which the Manager will contribute the Management Contracts to a newly-formed Delaware limited liability company that will be wholly-owned by the Manager (“Manager Sub”) and the Manager will contribute its Equity Interests in Manager Sub to Purchaser OP in exchange for common units of limited partnership interest (“Purchaser OP Units”) in Purchaser OP (the “Manager Contribution Transaction”);

WHEREAS, Purchaser OP and Campus Developer Owner wish to engage in a transaction in which Campus Developer Owner will contribute its Equity Interests in Campus Developer to Purchaser OP in exchange for Purchaser OP Units (together with the Manager Contribution Transaction, the “Contribution Transactions”); and

WHEREAS, the Existing Campus Properties and Campus Development Properties all will be acquired through the mergers provided for herein (each a “Merger” and, collectively, the “Mergers”), and each Merger will be consummated pursuant to a plan of merger (a “Plan of Merger”) substantially in the form attached hereto as Annex C.

NOW, THEREFORE, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1. Defined Terms.

As used in this Agreement, the following terms have the following meanings:

“Acquisition Agreement” means any merger agreement, letter of intent, agreement in principle, Equity Interest purchase agreement, asset purchase agreement or exchange agreement, option agreement or other similar agreement relating to an Acquisition Proposal, requiring Seller to terminate this Agreement or that would result in the Transactions being abandoned, terminated or failed to be consummated, in each case other than with respect to any Withdrawn Property.

“Acquisition Proposal” means any proposal or offer for, whether in one transaction or a series of related transactions, any (i) sale, disposition, transfer, assignment, conveyance, merger, consolidation or similar transaction involving any of the Property Entities or the Development Entities, (ii) sale, lease or other disposition, directly or indirectly, of any Existing Campus Properties or the Campus Development Properties (other than the Tenant Leases), (iii) recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to the Property Entities or the Development Entities or (iv) transaction which is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term “Acquisition Proposal” shall not include the Transactions nor any proposal or offer for any Withdrawn Property.

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the Person specified. For purposes of this definition, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

“Assigned Price” means with respect to any Existing Campus Property or Campus Development Property, the applicable amount specified by Seller for such property on Annex A.

“Assumed Loans” means all of the loans secured by the Assumed Mortgages.

“Assumed Mortgages” means the mortgages listed in Section 2.6 of the Campus Disclosure Letter, the indebtedness and other obligations secured by such mortgages and the security interests granted thereunder, other than those securing liens on any Withdrawn Properties.

“Assumption Lender” means any lender, holder, issuer, trustee or beneficiary of an Assumed Loan.

“Blackout Period” means the period beginning on July 15, 2012 and ending on August 31, 2012.

“Business Day” means any day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York are authorized or required by law or executive order to close.

“Campus Guarantor” means an entity designated by Campus prior to the Initial Closing.

“Campus Material Adverse Effect” means any change, event, state of facts or development (each, a “Change”) that is or is reasonably likely to be materially adverse to the business, financial condition or results of operations of the Property Entities and the Development Entities, taken as a whole, provided, that none of the following shall be deemed in and of themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Campus Material Adverse Effect: (i) any Change attributable to the negotiation, execution, announcement, pendency or pursuit of the consummation of the Transactions or any of the other matters contemplated hereby; (ii) any Change generally affecting the economy of or business conditions in the United States or any region of the United States; (iii) any Change generally affecting the financial, real estate or leasing markets, or the markets for Student Housing Properties, in the United States or in any region of the United States, except to the extent (and only to the extent) that such Change has a materially disproportionate impact on the Property Entities and the Development Entities, taken as a whole, relative to other owners of Student Housing Properties located in the geographic regions affected by such Change; (iv) any Change in respect of, or that may be attributable to, general financial, credit or capital market conditions, including interest rates or share prices, or any changes therein; (v) any Change arising from or relating to compliance with the terms of this Agreement, or action taken, or failure to act, to which the other parties have consented in writing; (vi) acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or other international or national calamity or any material worsening of any such conditions that are threatened or existing as of the date of this Agreement; (vii) any hurricane, earthquake, flood or other natural disaster or act of God; (viii) changes in Laws after the date hereof applicable to Student Housing Properties; and (ix) changes in GAAP after the date hereof applicable to Student Housing Properties.

“Campus Property Material Adverse Effect” means, with respect to any individual Campus Property, any Change first occurring after the expiration of the Inspection Period such that the representations and warranties set forth in Sections 3.3, 3.6, 3.10 or 3.12 would not be true and correct in all material respects with respect to such Campus Property, in each case without giving effect to any limitation as to materiality or Campus Material Adverse Effect set forth in such representation or warranty, except for any failure to be true and correct that would not reasonably be expected (taking into account any remedial and compensatory actions undertaken by Seller) to have a material adverse effect on the value of such Campus Property, in each case at and as of the Initial Closing Date, the Development Property Closing Date or the Deferred Closing Date, as applicable, as though made on such applicable date (except that the representations and warranties that speak as of a specified date or time need only be true and correct as of such specified date or time).

“Cash Consideration” shall mean collectively the Existing Property Cash Consideration and the Development Property Cash Consideration.

“Casualty/Condemnation Cap” means, with respect to the Campus Properties commonly referred to 217 Welch, The Union, Chauncey Square Phase I and The Vintage, $1,000,000 per property, and with respect to the other Campus Properties, $2,000,000 per property.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commercial Leases” means all non-residential leases and other non-residential rental or occupancy agreements (written or oral) now or hereafter in effect, that grant a possessory interest in and to any non-residential space situated in a Campus Property.

“Commercial Rent Certificate” means a certificate prepared by Campus pursuant to which Campus certifies for the benefit of Purchaser that (i) true, correct and complete copies of the Commercial Leases for premises located at 3584 S. Figueroa, Los Angeles, CA 90007 and 1300 S. University, Ann Arbor, MI 48104 (unless either property is a Withdrawn Property or a property for which no closing has occurred as of October 15, 2012, in which case it shall be excluded from the data presented) are attached, (ii) an accurate calculation of the average annual rent payable under each such Commercial Lease over the initial term of the Commercial Lease, net of all free rent, tenant improvement, rebate and other concessions, and (iii) an accurate calculation comparing the aggregate of the annual rents set forth pursuant to clause (ii) (“Actual Commercial Rents”) to the aggregate threshold annual commercial rent amounts for the applicable property or properties that are set forth in Annex J (“Target Commercial Rents”).

“Confidentiality Agreement” means the confidentiality agreement, dated April 10, 2012, between Campus Acquisitions, LLC, an Affiliate of Seller, and ACC OP Acquisitions LLC, an Affiliate of Purchaser.

“Construction Loans” means the loans listed in Section 1.1(a) of the Campus Disclosure Letter, which constitute all of the loans encumbering the Campus Development Properties.

“Contract” means any agreement, contract, obligation, promise, undertaking, lease, promissory note, bond, mortgage, indenture, license, or purchase order (in each case, whether written or oral) that is legally binding.

“Development Entity” means an entity listed on Annex B under the caption “Development Entities.”

“Development Program Agreement” means an agreement in the form of Annex D.

“Development Property Closing Termination Date” means October 31, 2012, as such date may be extended pursuant to Section 6.2(b)(v).

“Development Property Closing Date” means the date on which the Development Property Closing is to be held, which date shall be not later than the Development Property Closing Termination Date; provided, however, that the Development Property Closing Date shall not occur before September 7, 2012 or between July 15, 2013 and September 7, 2013.

“Development Property Closing Notice” means a notice given by Campus setting the Development Property Closing Date.

“Development Property Merger” means a Merger to which a Development Entity and a Purchaser Merger Sub is a party.

“Development Property Plan of Merger” means a Plan of Merger in respect of a Development Property Merger.

“Disclosed Lien” means any Lien, Property Restriction or other encumbrance on or limitation or defect in title that is disclosed in the title policies listed in Section 3.12(b) of the Campus Disclosure Letter (other than the Liens relating to any indebtedness or other obligations under mortgages other than the Assumed Mortgages or secured loans other than the Assumed Loans).

“Environmental Laws” means any Law or Order relating to the pollution or protection of the environment (including air, surface water, groundwater, land surface or subsurface land), including Laws relating to the use, handling, presence, transportation, treatment, storage, disposal or Release of Hazardous Materials.

“Environmental Permits” means any permit, approval, license or other authorization required under any applicable Environmental Law.

“Equity Interests” means, with respect to any entity, all ownership interests, both voting and non-voting, that represent an equity interest in such entity, including all stock, partnership interests (general or limited) and membership interests.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Existing Property Merger” means a Merger to which a Property Entity is a party.

“Existing Property Plan of Merger” means a Plan of Merger in respect of an Existing Property Merger.

“Governmental Entity” means any federal, state, local or municipal government, any instrumentality, subdivision, court, administrative agency or commission or other authority thereof, or any quasi-governmental or private body exercising regulatory, taxing or other governmental or quasi-governmental powers or authority.

“Hazardous Materials” means asbestos or any substance or materials containing asbestos, polychlorinated biphenyls, petroleum or petroleum products, radon, lead based paint and any other substance defined or regulated “toxic,” “hazardous,” “pollutant,” “contaminant,” or words of similar import, or regulated as such, under any Environmental Law.

“Indemnity Escrow Agent” means Computershare Trust Company, N.A. or another entity mutually acceptable to Campus and Purchaser.

“Indemnity Escrow Agreement” means an agreement in the form of Annex F.

“Indebtedness” means, as to any Person, without duplication, (a) all obligations of such Person for borrowed money, whether current or funded or secured or unsecured, (b) all obligations of such Person evidenced by notes, bonds, debentures or similar instruments, (c) all obligations of such Person to pay the deferred purchase price of property or services, except trade accounts payable and accrued commercial or trade liabilities arising in the ordinary course of business consistent with past practices and payable in accordance with customary practices, (d) all obligations of such Person under financing or capital leases, including all obligations created or arising under any conditional sale or title retention agreement, or incurred as financing, in either case with respect to property acquired by such Person, (e) all obligations of such Person in respect of acceptances or similar facilities issued or created for the account of such Person, (f) all deferred obligations of such Person to reimburse any bank or other Person in respect of amounts paid or advanced under a letter of credit, surety bond or other similar instrument, (g) all Indebtedness of others guaranteed by such Person, and (h) all accrued unpaid payment obligations of such Person in respect of any interest rate or currency swaps, caps, collars, options, futures or purchase or repurchase obligations, or other similar derivative instruments.

“Initial Closing Date Transactions” means the Contribution Transactions and the Existing Property Mergers.

“Knowledge” when used with respect to Campus means the actual knowledge as of the date of this Agreement of Rajen Shastri and/or Tom Scott and when used with respect to Purchaser means the actual knowledge of William C. Bayless, Jr. and/or William W. Talbot. Anything herein to the contrary notwithstanding, none of such persons shall have any personal liability or obligation whatsoever with respect to any of the matters set forth in this Agreement or any of the representations made by the parties being or becoming untrue, inaccurate or incomplete in any respect.

“Law” means any statute, law, rule, regulation, ordinance or code (and any judicial, administrative or other governmental interpretation thereof), including any judicial or administrative order, consent decree or judgment, Order, governmental permit, license, certificate of authority or governmental approval (including any of a self-regulatory organization).

“Lien” means any mortgage, pledge, hypothecation, encumbrance, lien (statutory or other), charge or other security interest.

“Major Casualty” means, with respect to a Campus Property, a Casualty if the cost (as reasonably estimated in good faith) to repair or restore the Damaged Property following such Casualty equals or exceeds the Casualty/Condemnation Cap for such Campus Property.

“Merger Filings” means the filings in governmental offices contemplated by each Plan of Merger and required to make each Merger effective under applicable Law.

“Mezz Loans” means the loans listed on Section 1.1(b) of the Campus Disclosure Letter under the heading “Mezz Loans,” which constitute all of the loans encumbering the interests in any of the Property Entities, Campus Developer or Manager Sub.

“Minor Field Change” means, with respect to any Campus Development Property, any changes to the Plans and Specifications that do not alter the foundation of a Campus Development Property and that satisfy all of the following conditions and requirements:

(a)	the change shall not involve any material substitution or elimination of materials, or if it does involve material substitution, the substituted materials reasonably could be considered to be of equal or superior quality, durability and appearance to the materials which are being replaced, and in Seller’s reasonable judgment the substitution shall not materially diminish the functionality or aesthetic appeal of the Campus Development Property;

(b)	the change shall not materially diminish the value or utility of such Campus Development Property or the mechanical, structural or architectural integrity thereof; and

(c)	the change shall not result in any breach, default or event of default under or with respect to the applicable Construction Loan or extend the anticipated date of completion of construction of the Campus Development Property to any date beyond the Development Property Closing Termination Date.

“Net Rent Threshold” means for any Campus Property, the aggregate amount of the Net Student Rent for such Campus Property set forth on Annex B under the column entitled “Net Rent Threshold.”

“Net Student Rent” means the aggregate annualized rent under executed Residential Leases under which the tenant has made a payment of at least one month’s rent, inclusive of gifts, bonuses, free rent, rebates, provisions of additional services not contemplated by the form of Residential Lease set forth in Section 5.1(b)(xii) of the Campus Disclosure Letter, or other concessions (whether granted at, before or after the time of execution of the Residential Leases), but excluding parking income.

“Non-Assumed Loans” means the loans listed on Section 1.1(b) of the Campus Disclosure Letter under the heading “Non-Assumed Loans,” which constitute all of the loans encumbering the Campus Properties (other than the Assumed Loans).

“Order” means any writ, judgment, decree, injunction or similar order of any Governmental Entity whether preliminary or final.

“Other Transactions” means the Property Transactions that are not Initial Closing Date Transactions.

“Person” means any individual, partnership, limited liability company, joint venture, corporation, trust, association, unincorporated organization or entity, managed account or Governmental Entity.

“Plans and Specifications” means the plans and specifications pursuant to which the Campus Development Properties shall be constructed, as revised to take into account Minor Field Changes and any change orders approved by Purchaser. A listing of the Plans and Specifications as of the date of this Agreement is attached as Section 1.1(c) to the Campus Disclosure Letter.

“Post-Closing Tax Period” means with respect to any Property Entity, any Development Entity, Manager Sub or Campus Developer, any Tax period beginning on or after the day after the date of the applicable Proration Time with respect to such entity and the portion of any Straddle Period beginning on the day after the date of the applicable Proration Time with respect to such entity.

“Pre-Closing Tax Period” means with respect to any Property Entity, any Development Entity, Manager Sub or Campus Developer, any Tax period ending on or before the date of the applicable Proration Time with respect to such entity and the portion of any Straddle Period ending on the date of the applicable Proration Time with respect to such entity.

“Prohibited Lien” means any of the following affecting any Campus Property that is not a Disclosed Lien: (x) any easement or right of way with respect to a Campus Property granted by a Property Entity or Development Entity after the date hereof without Purchaser’s prior written approval, which approval shall not be unreasonably withheld or delayed; provided, that any such easement granted by a Development Entity shall be a Prohibited Lien only if it materially and adversely effects the current or future use or operation of the encumbered property as a Student Housing Property; (y) any liquidated final non-appealable lien or judgment affecting a Campus Property in an amount in excess of $150,000; or (z) any monetary Lien granted by a Property Entity or Development Entity (other than the Assumed Mortgages or otherwise in connection with an Assumed Loan).

“Property Entity” means an entity listed on Annex B under the caption “Property Entities.”

“Punchlist Items” means unfinished or non-conforming items of completion of a Campus Development Property.

“Purchaser Merger Subs” means Delaware limited liability companies to be formed by Purchaser OP for the purpose of entering into each Plan of Merger.

“Purchaser OP Agreement Joinder” means a document in the form of Annex E.

“Recipient” shall mean any person who receives Purchaser OP Units pursuant to this Agreement.

“Registration Rights Agreement” means the Registration Rights Agreement in the form of Annex G.

“REIT” means a real estate investment trust within the meaning of Section 856 of the Code.

“Release” means any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, leaching, dispersing, migrating, dumping or disposing into the environment (including, without limitation, indoor or outdoor ambient air, drinking water, surface water, groundwater and surface or subsurface strata).

“Rental Guarantee Escrow Agreement” means an agreement in the form of Annex H.

“Rental Collectibility Discount” means for any proration performed pursuant to Section 2.5(c), 1.5% of the aggregate rentals payable by tenants of the applicable Campus Property or Campus Properties for term of the Residential Lease occurring prior to the Proration Time.

“Required Consents” means the consents listed on Section 3.4 of the Campus Disclosure Letter.

“Residential Leases” means all residential leases and other rental or occupancy agreements (written or oral) now or hereafter in effect, that grant a possessory interest in and to any residential space situated in a Campus Property.

“Residential Rental Excess” means the amount by which the aggregate Net Student Rent for the Existing Campus Properties (other than Withdrawn Properties), determined on a pro forma basis based on Residential Leases in place as of October 15, 2012 under which the tenant has made a payment of at least one month’s rent, exceeds the aggregate of the respective amounts set forth in Annex B under the column entitled “Residential Rental Excess.”

“Residential Rental Shortfall” means the amount by which the aggregate Net Student Rent for (i) the Existing Campus Properties (other than Withdrawn Properties) and (ii) the Development Properties (other than (x) Withdrawn Properties and (y) Development Properties for which no closing has occurred as of October 15, 2012), determined on a pro forma basis based on Residential Leases in place as of October 15, 2012, is less than the aggregate Net Rent Threshold for those properties.

“Retained Amount” means an amount equal to $12,500,000.

“Reviewable Matters” means the following: (i) the condition of title of the Campus Properties as evidenced by existing title policies for the Campus Properties; (ii) the environmental condition of the Campus Properties (to the extent ascertainable from either “desktop” reviews or Phase I studies); (iii) the physical condition of the Campus Properties as evidenced by third party property condition reports; and (iv) audit of the Tenant Leases.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Straddle Period” means with respect to any Property Entity, any Development Entity, Manager Sub or Campus Developer, any Tax period beginning before and ending after the date of the applicable Proration Time with respect to such entity.

“Tax” or “Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity or domestic or foreign taxing authority, including, without limitation, income, franchise, windfall or other profits, gross receipts, property (including real or immoveable property as well as personal or moveable property), intangible property, sales, use, severance, occupation, premium, environmental, customs, duties, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, disability, excise, withholding, ad valorem, stamp, transfer, value-added, alternative or add-on minimum, estimated, gains tax and license, registration and documentation fees.

“Tax Matters Agreement” means the Tax Matters Agreement in the form of Annex I attached hereto.

“Tax Return” means any report, return, claim for refund, election, estimated tax filing, information return or other statement or declaration required to be supplied to any Governmental Entity or domestic or foreign taxing authority with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Tenant Leases” means, collectively, the Retail Leases and the Commercial Leases.

“Termination Fee” means an amount equal to $12,500,000, in cash.

“Transactions” means the Mergers and the Contribution Transactions.

Section 1.2. Other Defined Terms. Other terms used in this Agreement are defined in the parts of this Agreement indicated below:

“Affiliate Agreements”	Section 3.16
“Allocated Per Diem Rental Income”	Section 2.5(c)
“Basket”	Section 5.10(i)
“Campus”	Preamble
“Campus Developer”	Recitals
“Campus Developer Owner”	Preamble
“Campus Development Properties”	Recitals

“Campus Disclosure Letter”	Article III
“Campus Leases”	Section 3.12(c)
“Campus Permits”	Section 3.5(a)
“Campus Property”	Section 3.12(a)
“Casualty”	Section 2.10(a)
“Casualty Notice”	Section 2.10(a)
“Claim”	Section 5.10(d)
“Claim Notice”	Section 5.10(d)
“Contribution Transactions”	Recitals
“Consideration”	Section 2.4(a)
“Construction Contracts”	Section 5.2(b)
“Damaged Property”	Section 2.10(a)
“Damages”	Section 5.10(a)
“DE Contribution Transactions”	Section 2.12(f)
“DE Contributor Entity”	Section 2.12(f)
“DE Entity”	Section 2.12(f)
“DE Property Transactions”	Section 2.12(f)
“Deferred Closing”	Section 2.3(d)
“Deferred Closing Date”	Section 2.3(d)
“Designated Entity”	Section 2.12(f)
“Designated Property Transactions”	Section 2.12(f)
“Development Property Cash Consideration”	Section 2.4(a)(iv)
“Development Property Closing”	Section 2.3(c)
“Development Property Unit Consideration”	Section 2.4(a)(i)
“Earnest Money Deposit”	Section 2.7
“Environmental Reports”	Section 3.10(f)
“Escrow Agent”	Section 2.7
“Escrow Agreement”	Section 2.7
“Existing Campus Properties”	Recitals
“Existing Property Cash Consideration”	Section 2.4(a)(ii)
“Existing Property Unit Consideration”	Section 2.4(a)(i)
“Financial Statements”	Section 3.7(a)
“Floor Amount”	Section 2.11
“GAAP”	Section 3.7(a)
“Ground Lease”	Section 3.12(c)
“Income/Receipts Tax”	Section 2.5(b)
“Indemnification Amount”	Section 5.10(f)
“Interim Balance Sheet”	Section 3.7(a)
“Initial Closing”	Section 2.3(a)
“Initial Closing Date”	Section 2.3(a)
“Inspection Period”	Section 2.8(a)
“Interest Sale Treatment”	Section 2.12(a)
“Insurance Policies”	Section 3.13
“Investor Approval”	Section 3.3(a)
“Management Contracts”	Recitals
“Manager”	Preamble

“Manager Contribution Transaction”	Recitals
“Manager Sub”	Recitals
“Material Contracts”	Section 3.11(a)
“Material Taking”	Section 2.9
“Merger”	Recitals
“Non-Approved Property”	Section 2.8(c)
“Non-Refundable Earnest Money Deposit”	Section 2.7
“NYSE”	Section 2.4(a)(ii)
“Operating Statements”	Section 3.7(a)
“Partnership Agreement”	Section 4.3
“Permitted Liens”	Section 3.12(b)
“Plan of Merger”	Recitals
“Property Restrictions”	Section 3.12(b)
“Property Transactions”	Recitals
“Proration Time”	Section 2.5(a)
“Purchaser”	Preamble
“Purchaser Common Stock”	Section 2.4(a)(ii)
“Purchaser Indemnified Party”	Section 5.10(a)
“Purchaser OP”	Preamble
“Purchaser OP Units”	Recitals
“Purchaser SEC Filings”	Section 4.5(a)
“Purchaser Tax Group”	Section 4.6(a)
“Refundable Earnest Money Deposit”	Section 2.7
“Representatives”	Section 5.7(a)
“Residential Rental Test Date”	Section 5.12(a)
“Seller”	Preamble
“Seller Indemnified Party”	Section 5.10(b)
“Student Housing Properties”	Recitals
“Survival Period”	Section 8.2
“Title Company”	Section 6.2(a)(iv)
“Transfer Tax Returns”	Section 5.8
“Transfer Taxes”	Section 5.8
“Termination Date”	Section 7.1(b)(i)
“Unit Consideration”	Section 2.4(a)(i)
“Withdrawn Property”	Section 2.11

Section 1.3. Interpretation.

(a) For the purposes of this Agreement, except to the extent that the context otherwise requires:

(i) when a reference is made in this Agreement to an Article, Section, Annex or Schedule, such reference is to an Article or Section of, or an Annex or Schedule to, this Agreement unless otherwise indicated;

(ii) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(iii) whenever the words “include,” “includes” or “including” (or similar terms) are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(iv) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(v) all terms defined in this Agreement have their defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(vi) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(vii) no allocation of the Consideration contained in this Agreement (including any schedule or annex hereto) shall constitute an agreement among the parties with respect to (A) the relative value of any Seller (or any interest therein), any of the Campus Properties or any other assets owned by a Seller, or (B) the allocation of the Consideration for tax or financial reporting purposes;

(viii) if any action is to be taken by any party hereto pursuant to this Agreement on a day that is not a Business Day, such action shall be taken on the next Business Day following such day;

(ix) references to a Person are also to its permitted successors and assigns; and

(x) the use of “or” is not intended to be exclusive unless expressly indicated otherwise.

(b) This Agreement is the product of negotiation by the parties having the assistance of counsel and other advisors. It is the intention of the parties that neither party shall be considered the drafter hereof and that this Agreement not be construed more strictly with regard to one party than to any other.

ARTICLE II

MERGERS; CONTRIBUTION TRANSACTION; CLOSING

Section 2.1. The Mergers. Upon the terms and subject to the conditions set forth in this Agreement and the Plans of Merger:

(a) On the Initial Closing Date (as hereinafter defined), the parties shall cause the Existing Property Mergers to be consummated by making the Merger Filings referred to in each Existing Property Plan of Merger and shall use their respective reasonable best efforts to cause the respective Effective Times referred to in the Existing Property Plans of Merger to occur as promptly as practicable thereafter (and, to the extent practicable, on the Initial Closing Date). Each Existing Property Merger will have the effects specified in the applicable Existing Property Plan of Merger.

(b) Subject to the provisions of Section 2.3(d), on the Development Property Closing Date (as hereinafter defined), the parties shall cause the Development Property Mergers to be consummated by making the Merger Filings referred to in each Development Property Plan of Merger to occur as promptly as practicable thereafter (and, to the extent practicable, on the Development Property Closing Date). Each Development Property Merger will have the effects specified in the applicable Development Property Plan of Merger.

Section 2.2. Contribution Transactions and Other Matters.

(a) Upon the terms and subject to the conditions set forth in this Agreement, for the consideration set forth in Section 2.4 below, at the Initial Closing, (i) Campus shall cause Campus Developer Owner to contribute to Purchaser OP all the outstanding Equity Interests of Campus Developer, (ii) Campus shall cause the Manager to contribute to Purchaser OP or its designee all outstanding Equity Interests of Manager Sub, (iii) each Recipient of Purchaser OP Units at the Initial Closing shall execute and deliver the Purchaser OP Agreement Joinder, (iv) each party to the Tax Matters Agreement and the Registration Rights Agreement shall execute and deliver such agreement, (v) Campus shall cause Campus Guarantor to execute and deliver the Guaranty Agreement, and (vi) Seller shall provide to Purchaser evidence of termination of each of the Affiliate Agreements binding on the Property Entities (other than the Management Contracts) and payment in full and discharge of each of the Mezz Loans and the Non-Assumed Loans and related Liens binding on the Existing Campus Properties or the Property Entities.

(b) Upon the terms and subject to the conditions set forth in this Agreement, for the consideration set forth in Section 2.4 below, at each Development Property Closing and Deferred Closing, (i) each Recipient receiving Purchaser OP Units at such closing shall execute and deliver the Purchaser OP Agreement Joinder, the Tax Matters Agreement and the Registration Rights Agreement (to the extent not executed and delivered by such Recipient at the Initial Closing or prior Development Property Closing or Deferred Closing), and (ii) the applicable Development Entity shall provide to Purchaser evidence of termination of each of the Affiliate Agreements binding on such Development Entity (other than the Management Contracts) and payment in full and discharge of each of the Mezz Loans and the Construction Loans and related Liens binding on such Campus Development Property or Development Entity.

(c) The first quarterly distribution on the Purchaser OP Units to be issued under this Agreement to the Recipients shall be prorated based on the number of days from the date of issuance to the record date for the period to which such distribution relates to the total number of days between such record date and the immediately preceding record date.

Section 2.3. Closings.

(a) Subject to the satisfaction or waiver of the conditions to the obligations of the parties set forth in Article VI, a closing to effectuate the consummation of the Initial Closing Date Transactions (the “Initial Closing”) shall take place at 10:00 a.m. local time on the 10th day following the satisfaction or waiver of all the conditions set forth in Sections 6.1 and 6.2 (other than conditions which, by their nature, are to be satisfied at the Initial Closing, but subject to the satisfaction or waiver of those conditions), provided, however, that if the Initial Closing otherwise would occur during the Blackout Period, then it shall instead be held on the first Business Day following the end of the Blackout Period, at the offices of Clifford Chance US LLP, 31 West 52nd Street, New York, New York, or at such other time or place as Campus and Purchaser may agree. The date on which the Initial Closing is to occur is sometimes referred to in this Agreement as the “Initial Closing Date.”

(b) At the Initial Closing, (i) Campus and Purchaser shall execute and deliver counterparts of the Development Program Agreement, (ii) the parties shall execute and deliver (x) the documents expressly required to be executed and delivered hereunder and (y) such additional documents and other instruments as may be required or reasonably requested by any other party for the purpose of consummating the Initial Closing Date Transactions in accordance with the provisions of this Agreement, (iii) Purchaser shall make the payments required hereunder to be made on the Initial Closing Date, by wire transfers of immediately available funds in accordance with wire transfer instructions provided by Campus and (iv) Purchaser shall cause the Unit Consideration (as defined in Section 2.4(a)) to be delivered as set forth in Section 2.4(a). In no event shall the Consideration payable to Campus at the Initial Closing be less than the Retained Amount.

(c) Subject to the satisfaction or waiver of the conditions to the obligations of the parties set forth in Section 6.1 and 6.2(b) and to the provisions of Section 2.3(d), a closing to effectuate the consummation of the Other Transactions (the “Development Property Closing”) shall take place at 10:00 a.m. local time on the Development Property Closing Date set forth in the Development Property Closing Notice. The Development Property Closing Notice shall be delivered by Campus at least ten Business Days before the Development Property Closing. The Development Property Closing and any Deferred Closing (as hereinafter defined) shall be held at the offices of Clifford Chance US LLP, 31 West 52nd Street, New York, New York, or at such other time and place as Campus and Purchaser may agree.

(d) If on the Development Property Closing Date there shall be any Campus Development Property for which the conditions set forth in Section 6.1 and Section 6.2(b)(i) through (iv) are not satisfied or waived, and Purchaser elects not to acquire such Campus Development Property by written notice given to Campus, (i) that Campus Development Property and the Development Entity that owns it shall be excluded from the Development Property Closing, and (ii) if Campus elects to extend the Development Property Closing Termination Date pursuant to Section 6.2(b)(v), a closing with respect to the excluded Development Entity (a “Deferred Closing”) shall take place at 10:00 a.m. local time on a date (the “Deferred Closing Date”) specified in a notice given by Campus to Purchaser at least five Business Days in advance, which date shall be not more than 30 days after the satisfaction or waiver of the conditions set forth in Sections 6.1 and 6.2(b)(i) through (iv) for the excluded Campus Development Property and in no event shall be after the Development Property Closing Termination Date.

(e) At the Development Property Closing and each Deferred Closing, (i) the parties shall execute and deliver such documents and other instruments as may be required or reasonably requested by any other party for the purpose of consummating the applicable Other Transactions in accordance with the provisions of this Agreement and (ii) Purchaser shall make the payments required hereunder to be made on the Development Property Closing Date or at such Deferred Closing Date, as applicable, by wire transfers of immediately available funds in accordance with wire transfer instructions provide by Campus.

Section 2.4. Consideration.

(a) Subject to the following provisions of this Section 2.4 and to the provisions of Section 2.5 and Section 2.11, the aggregate consideration (the “Consideration”) payable by Purchaser in respect of the Transactions shall be $635,000,000. The Consideration shall be payable as follows:

(i) Prior to the expiration of the Inspection Period, Campus will notify Purchaser in writing of the dollar amount of the Consideration (the “Unit Consideration”) that Seller elects to receive in the form of Purchaser OP Units, which shall not be less than an aggregate of $5,000,000, and the amount of Unit Consideration to be paid on the Initial Closing Date (the “Existing Property Unit Consideration”) and each Development Property Closing Date or Deferred Closing Date (the “Development Property Unit Consideration”), and Annex A shall be revised to indicate the type of Consideration payable with respect to each Campus Property listed on Annex A (without change to the aggregate Assigned Price of any Campus Property). If such notice is not received by Purchaser on or before the expiration of the Inspection Period, Seller will be deemed to have elected to receive no Existing Property Unit Consideration and no Development Property Unit Consideration. At least ten days before the applicable closing, Seller shall give Purchaser notice of the name, address and other reasonable information required by Purchaser of or relating to the Recipients to receive Purchaser OP Units at such closing.

(ii) On the Initial Closing Date, (A) the Earnest Money Deposit and all interest accrued thereon shall be paid to Seller, and (B) for the Existing Campus Properties, an amount in cash shall be payable by Purchaser equal to (1) the aggregate of the Assigned Prices for the Existing Campus Properties (other than the Withdrawn Properties), less (2) the sum of (x) the aggregate of the unpaid principal balances owing under the Assumed Loans as of the Initial Closing Date, (y) the entire Earnest Money Deposit and all interest accrued thereon, and (z) the Existing Property Unit Consideration, plus or minus (3) the net amount of the adjustments, prorations, credits and holdbacks provided for herein (the “Existing Property Cash Consideration”). The number of Purchaser OP Units to be issued on the Initial Closing Date shall be determined by dividing the amount of the Existing Property Unit Consideration by the average closing price per share of the common stock, par value $0.01 per share (“Purchaser Common Stock”), of Purchaser on the New York Stock Exchange (the “NYSE”) for the 20 trading days immediately preceding the Initial Closing Date. On the Initial Closing Date, Purchaser shall cause (i) the full amount of the Existing Property Cash Consideration to be paid with respect to the Existing Campus Properties (other than Withdrawn Properties) in the amounts set forth on Annex A opposite their respective names and (ii) the full amount of the Existing Property Unit Consideration to be issued to the Recipients as set forth in Section 2.4(a)(i).

(iii) On the Initial Closing Date, Purchaser shall cause the full amount of the Consideration attributable to the Contribution Transactions, which is $33,600,000, to be issued to Manager and Campus Developer Owner in the respective amounts specified by Campus. Such Consideration shall be payable at Campus’s election in cash, Purchaser OP Units or a combination of cash and Purchaser OP Units (but in no event shall Purchaser OP Units with a value of less than $5,000,000 be issuable under Section 2.4(a)(i) and this Section 2.4(a)(iii)). Campus shall notify Purchaser of such election on or before the end of the Inspection Period. Unless otherwise specified by notice from Campus to Purchaser on or before the end of the Inspection Period, the entire amount of such Consideration shall be payable in Purchaser OP Units. The number of Purchaser OP Units to be issued pursuant to this Section 2.4(a)(ii) shall be determined by dividing the amount of such Consideration that is payable in Purchaser OP Units by the average closing price per share of the Purchaser Common Stock on the NYSE for the 20 trading days immediately preceding the Initial Closing Date

(iv) On the Development Property Closing Date or the Deferred Closing Date, as the case may be, an amount in cash shall be payable by Purchaser equal to (1) the aggregate of the Assigned Prices for each Campus Development Property that is the subject of the applicable closing, less (2) the Development Property Unit Consideration for such Campus Development Properties, plus or minus (3) the net amount of the adjustments, prorations, credits and holdbacks provided for herein (the “Development Property Cash Consideration”). The number of Purchaser OP Units to be issued on the Development Property Closing Date or the Deferred Closing Date, as the case may be, shall be determined by dividing the amount of the Development Property Unit Consideration for the applicable Campus Development Properties by the average closing price per share of Purchaser Common Stock on the NYSE for the twenty (20) trading days immediately preceding the Development Property Closing Date or the Deferred Closing Date, as the case may be. On the Development Property Closing Date or the Deferred Closing Date, as the case may be, Purchaser shall cause (i) the full amount of the Deferred Property Cash Consideration to be paid with respect to the applicable Campus Development Properties in the amounts set forth on Annex A opposite their respective names and (ii) the full amount of the applicable Development Property Unit Consideration to be issued to the Recipients as set forth in Section 2.4(a)(i).

(b) At the Initial Closing:

(i) funds and Purchaser OP Units (in proportions designated by Campus) that otherwise would be payable to Campus, in an aggregate amount or value of $5,500,000, shall be deposited into escrow to be held and disbursed pursuant to the Rental Guarantee Escrow Agreement, and Purchaser, Campus and the escrow agent named therein shall execute and deliver counterparts of the Rental Guarantee Escrow Agreement; and

(ii) funds and Purchaser OP Units (in proportions designated by Campus) that otherwise would be payable to Campus, in an aggregate amount or value equal to the Retained Amount, shall be deposited into escrow to be held and disbursed pursuant to the Indemnity Escrow Agreement, and Purchaser, Campus and the escrow agent named therein shall execute and deliver counterparts of the Indemnity Escrow Agreement.

(c)If on the Initial Closing Date (i) any Existing Campus Property is a Withdrawn Property and (ii) the Property Entity that owns such Withdrawn Property owns no other Existing Campus Property, the Property Entity that owns such Withdrawn Property shall not consummate an Existing Property Merger and such Withdrawn Property shall be excluded from the Transactions.

(d) If on the Initial Closing Date (i) any Existing Campus Property is a Withdrawn Property and (ii) the Property Entity that owns such Withdrawn Property owns one or more additional Existing Campus Properties, the Property Entity shall consummate an Existing Property Merger only after first divesting the Withdrawn Property, to the extent such divestiture can be validly consummated and all required consents thereto of investors and lenders have been obtained; provided, however, that the divesture by Campus Investors Austin, LLC of any Withdrawn Property owned by such Property Entity requires the consent of Purchaser.

(e) In any case described in Section 2.4(d) in which a divestiture of the Withdrawn Property cannot be validly consummated or, with respect to Campus Investors Austin, LLC is not consented to by Purchaser, the Property Entity that owns it shall not consummate an Existing Property Merger and the Existing Campus Properties owned by it shall each be a Withdrawn Property.

(f) If requested by Campus, Purchaser shall withhold and pay over to Campus from any payment of Consideration that would otherwise be payable under this Section 2.4 any amount specified by Campus that is attributable to the expenses of the Transactions, including any Taxes. To the extent that Purchaser withholds any amount from any payment of Consideration and pays such amount to Campus at the request of Campus under this Section 2.4(f), Purchaser shall be deemed to have paid such amount of Consideration as required pursuant to this Agreement and thereby satisfied all of its obligations with respect to such amount of Consideration under this Agreement. Purchaser shall have the right to withhold from the Consideration and pay to any applicable Governmental Entity or taxing authority any Tax required to be withheld by the Company pursuant to applicable Law (provided that Purchaser shall give Seller written notice of any such withholding hereunder at least five Business Days prior to the applicable closing hereunder at which Purchaser shall make such withholding). Any such withheld Consideration that is paid to the applicable Governmental Entity or taxing authority in accordance with applicable Law shall be deemed to have been paid by Purchaser as required pursuant to this Agreement and Purchaser shall be deemed to have satisfied all of its obligations with respect to such Consideration under this Agreement.

Section 2.5. Prorations and Adjustments.

(a) The consideration payable by Purchaser in respect of any Campus Property as provided in Section 2.4 shall be subject to proration and adjustment as provided in this Section 2.5. For Existing Campus Properties, the calculations required by this Section 2.5 shall be made as of 12:01 a.m. on the Initial Closing Date. For Campus Development Properties, the calculations required by this Section 2.5 shall be made as of 12:01 a.m. on the Development Property Closing Date or the Deferred Closing Date, as the case may be. The applicable time for such calculation is the “Proration Time.”

(b) The consideration payable by Purchaser in respect of any Campus Property shall be (i) increased by the aggregate amount of (x) all cash and cash equivalents held as of the Proration Time by the Property Entity or Development Entity that owns such Campus Property (other than those representing security deposits or other amounts that are subject to other proration or adjustment provisions in this Agreement), (y) prepaid real property taxes and assessments, and (z) any other prepaid amounts paid under the Contracts, Material Contracts or otherwise, and (ii) decreased by the aggregate amount of (x) accrued unpaid obligations in respect of water, sewage, gas, electricity and other utilities, and accrued unpaid obligations under or associated with the Contracts as of the Proration Time, (y) (1) if any real property taxes or assessments payable in respect of such property are payable after the beginning of the fiscal year to which they relate and have not been paid as of the Proration Time, or (2) if any Property Entity, Development Entity, Campus Developer, or Manager Sub or any subsidiary thereof is subject to an entity-level income, gross receipts, margin or similar tax for any Straddle Period (an “Income/Receipts Tax”), an amount equal to the product of (A) the amount of such taxes or assessments to be due for such period (other than any Income/Receipts Taxes payable by any Property Entity, Development Entity, Campus Developer, or Manager Sub or any subsidiary thereof as a result of the Property Transactions or the Contribution Transactions) and (B) the quotient of the number of days elapsed in such period as of the Proration Time divided by the total number of days in such period, and (z) to the extent that any Property Entity, Development Entity, Campus Developer, or Manager Sub or any subsidiary thereof is subject to Income/Receipts Taxes for any Straddle Period that will be payable by Purchaser pursuant to Section 5.8(b), any such Income/Receipts Taxes payable by any such Property Entity, Development Entity, Campus Developer, or Manager Sub or any subsidiary thereof as a result of the Property Transactions or the Contribution Transactions.

(c) The consideration payable by Purchaser in respect of each Campus Property shall be increased or decreased by an amount equal to (i) 98.5% of the product of (A) the aggregate of Allocated Per Diem Rental Income (as hereinafter defined) for each such Residential Lease multiplied by (B) the number of days in the term of such Residential Lease that occurred prior to the Proration Time, minus (ii) the aggregate of all rents, charges and other amounts actually received by Seller before the Proration Time under each Residential Lease in effect as of the Proration Time in respect of such Campus Property (but not including security deposits or other amounts that are subject to other proration or adjustment provisions in this Agreement). As used herein, “Allocated Per Diem Rental Income” means for each Residential Lease in effect as of the Proration Time, the product of (x) the aggregate of all rents, charges and other amounts payable under such Residential Lease over the entire term of such Residential Lease but not including security deposits or other amounts that are subject to other proration or adjustment provisions in this Agreement), divided by (y) the number of days in the entire term of such Residential Lease.

(d) With respect to rentals, charges and other amounts payable under each Commercial Lease, the consideration payable by Purchaser in respect of any Campus Property shall be decreased by the amount of the total rental, charges and other amounts paid to and actually received by Seller under each such Commercial Lease for or attributable to the period on and after the Proration Time.

(e) All security deposits received by Seller from any tenant under a Tenant Lease that is not held by the applicable Campus Entity as of the applicable closing hereunder shall be paid to Purchaser at the applicable closing.

(f) All accrued but unpaid interest payable under the Assumed Loans for the installment period thereunder in which the applicable closing occurs, shall be adjusted between the parties as of the applicable Proration Time. To the extent permitted by the respective Assumption Lenders, at the Initial Closing, each Property Entity shall assign to Purchaser or its designee all amounts held in accounts with such Assumption Lenders in respect of the Assumed Loans (other than with respect to a Withdrawn Property) for reserves and real estate and property insurance escrows as of the Initial Closing Date, and the Cash Consideration payable by Purchaser in respect of the applicable Property Entities shall be increased by the aggregate amount of such assigned reserves and real estate and property insurance escrows. If any Assumption Lender does not permit such assumption of reserves and escrows, then all existing reserves and escrows held by such Assumption Lender shall be paid to the owners of the applicable Property Entity (as directed by Campus), and Purchaser shall pay to such Assumption Lender such replacement reserves and escrows required by such Assumption Lender.

(g) The calculations required by this Section 2.5 shall be made by Campus and subject to Purchaser’s approval (not to be unreasonably withheld or delayed). If the real property taxes or assessments for the year of the applicable closing have not been issued prior to such closing, such taxes or assessments shall be prorated based upon 103% of the amount of the tax or assessment bill issued for the previous year, with known changes, if any. Other calculations may be based on good faith estimates if actual amounts are unknown to the parties as of the Proration Time. Once the calculations required by Section 2.5 have been made by Campus and approved by Purchaser, notwithstanding any other provision of this Agreement, they shall not be subject to subsequent adjustment and shall be deemed final and binding on the parties, and the liability that was the subject of the applicable proration or adjustment shall not thereafter give rise to any claim for indemnification under Section 5.10 or otherwise.

Section 2.6. Assumed Mortgages. The parties intend that Property Entities will retain the Assumed Mortgages in the Transactions and continue as the obligors under the Assumed Loans in accordance with Section 5.3(d).

Section 2.7. Earnest Money. Within one Business Day after the date of execution and delivery of this Agreement, (i) Purchaser shall deposit $12,500,000 (the “Earnest Money Deposit”), with Heritage Title Company of Austin, Inc. (the “Escrow Agent”), and (ii) Campus, Purchaser and the Escrow Agent shall enter into an escrow agreement in the form of Annex M (the “Escrow Agreement”). A portion of the Earnest Money Deposit equal to $750,000 (the “Non-Refundable Earnest Money Deposit”) shall be deemed fully earned by Seller as of the date of deposit with Escrow Agent and shall be non-refundable to Purchaser, except as otherwise expressly set forth herein, and the remaining portion of the Earnest Money Deposit equal to $11,750,000 (the “Refundable Earnest Money Deposit”) shall be refundable to Purchaser as set forth in Section 2.8(b) and shall become non-refundable to Purchaser if Purchaser does not terminate this Agreement as set forth in Section 2.8(b), except as otherwise expressly set forth herein. The Escrow Agent shall hold the Earnest Money Deposit in accordance with the Escrow Agreement. The Earnest Money Deposit shall be placed into an interest bearing account pursuant to the terms of the Escrow Agreement. All interest earned on the Earnest Money Deposit shall be paid to the party entitled to the Earnest Money Deposit. On the Initial Closing Date, the interest on the Earnest Money Deposit shall be applied against the Consideration payable at such closing.

Section 2.8. Inspection Period.

(a) Seller agrees that Purchaser shall have until that date that is 30 days after the date hereof (the “Inspection Period”) in which to make all inspections or investigations desired by Purchaser with respect to the Campus Properties or any portion thereof. In that regard Purchaser, personally or through its authorized agents or representatives, shall be entitled to enter upon the Campus Properties during regular business hours upon reasonable prior notice; provided, however, Purchaser shall give Campus not less than one Business Day’s notice prior to the inspection if it desires to see the interior of any improvements which are occupied by tenants in order to permit Seller to make appropriate arrangements for such inspection. Seller agrees to allow Purchaser personally, or through its duly authorized agents or representatives, to inspect and make copies of all books, records, operating statements, leases and such service contracts, franchise agreements and franchise materials, if any, construction contracts, employment agreements, assessments (special or otherwise), ad valorem and personal property tax bills and statements, utility bills, insurance policies, building permits, certificates of occupancy, notices or correspondence from governmental entities or tenants, and related items as are in Seller’s possession or readily available, and Purchaser, or its authorized agents or representatives, shall have the right to make such investigations of the Campus Properties and Seller and aforesaid items as Purchaser reasonably may request, so long as Purchaser’s activities do not (i) cause physical damage or business disruption or (ii) involve boring, drilling, the taking of core samples or excavation. Following the expiration of the Inspection Period, Purchaser shall continue to have the right to enter upon the Campus Properties (after appropriate notice as set forth above) to conduct additional inspections of the Campus Properties notwithstanding the fact that the Inspection Period (and rights of termination of this Agreement pursuant to such Inspection Period) may have expired. Purchaser will indemnify, defend and hold Seller harmless from any and all loss, cost, expense, damage, liability, action or cause of action arising from (i) any physical property damage caused by Purchaser in the course of any inspection, study or investigation by Purchaser, (ii) any injury to persons caused by Purchaser in the course of such inspection, study or investigation and (iii) any mechanics or materialmen’s liens placed upon or against the Campus Properties or any portion thereof as a result of such inspection, study or investigation by Purchaser. Purchaser’s indemnity obligations shall survive each of the closings provided for in this Agreement or termination of this Agreement.

(b) If, within the Inspection Period, Purchaser, in Purchaser’s sole discretion, judgment and opinion, approves or is satisfied with all of the Reviewable Matters, then Purchaser shall give written notice thereof to Seller. If Purchaser fails to deliver such notice prior to the expiration of the Inspection Period, this Agreement shall be terminated, and the Non-Refundable Earnest Money Deposit shall be immediately disbursed to Campus and the Refundable Earnest Money Deposit, and all accrued interest on the Earnest Money Deposit, shall be immediately returned to Purchaser whereupon this Agreement automatically shall be terminated.

(c) If Seller does not obtain an Investor Approval with respect to any Campus Property for which an Investor Approval is required, such Campus Property shall be a “Non-Approved Property.” If the aggregate Assigned Price of all Non-Approved Properties as of the end of the Inspection Period is equal to or greater than $100,000,000, Purchaser shall be entitled to terminate this Agreement by giving written notice thereof to Seller on or before the second Business Day after the end of the Inspection Period. If Purchaser duly sends such notice on or before the second Business Day after the end of the Inspection Period, the entire Earnest Money Deposit, and all accrued interest thereon, shall be immediately returned to Purchaser and Seller shall reimburse Purchaser for 50% of all out-of-pocket third party expenses (including legal fees incurred during the Inspection Period) incurred by Purchaser during the Inspection Period in connection with Purchaser’s inspections of the Campus Properties during the Inspection Period in an amount not to exceed $750,000, whereupon this Agreement automatically shall be terminated. The parties agree that notwithstanding the fact that Purchaser or an Affiliate of Purchaser has engaged a consultant to conduct certain property condition assessments prior to the date hereof, the entire expense of such consultant in respect of services performed before the end of the Inspection Period in connection with Purchaser’s inspection of the Campus Properties shall be deemed to be out-of-pocket third party expenses incurred by Purchaser during the Inspection Period.

(d) During the Inspection Period, Campus and Purchaser shall cooperate in good faith to achieve a resolution reasonably satisfactory to Purchaser in respect of avoiding or mitigating exposure to the wrongful death claim disclosed in Section 3.6 of the Campus Disclosure Letter. The parties anticipate that such resolution may include settlement of the claim as it affects Seller; additional insurance or indemnification; or a change in the structure of the transaction that causes no material loss of value to Purchaser (such as a transfer of the affected property by deed, with the benefit of title insurance, that is not reasonably expected to produce a change in the property tax expense of the property that is materially worse for the owner than would have resulted from the merger structure otherwise applicable hereunder). Notwithstanding the foregoing, if at the expiration of the Inspection Period Campus and Purchaser have failed to achieve a resolution pursuant to the foregoing provisions of this Section 2.8(d), each of the Existing Campus Properties owned by Campus Investors 217 Welch, LLC and Campus Investors IS, LLC shall be a Withdrawn Property.

Section 2.9. Condemnation. In the event of a Material Taking of any Campus Property, Purchaser shall have the right, at its sole option, to either (a) treat such Campus Property as a Withdrawn Property and, if an Existing Campus Property, require Seller to divest such Existing Campus Property, if required, pursuant to Section 2.4(d) or, if a Development Campus Property, have no obligation to consummate a Development Property Merger related thereto, in each case by giving Seller written notice to such effect within 10 days after its receipt of written notification of any such occurrence or (b) consummate an Existing Property Merger with respect to such Existing Campus Property or a Development Property Merger with respect to such Campus Development Property. The term “Material Taking” as to any Campus Property or any portion thereof means the institution of any proceedings, judicial, administrative or otherwise, by a Governmental Entity which (a) causes all access to such Campus Property to be taken or materially diminished (i.e., following such taking such Campus Property no longer has access to a publicly dedicated street or traffic flow from and to such Campus Property is materially impaired), (b) results in parking no longer being in compliance with applicable zoning laws (except that legal non-conforming parking shall be deemed in compliance) if no alternative parking is reasonably available, or (c) results in the cost to repair or restore the affected Campus Property (as reasonably estimated in good faith and net of any award or damages payable in respect of such Taking) following such Taking to be equal to or in excess of the Casualty/Condemnation Cap for such Campus Property.

Section 2.10. Casualties.

(a) If all or any portion of any Campus Property (each, a “Damaged Property”) is destroyed or damaged as a result of fire or any other casualty (a “Casualty”), Seller shall promptly give written notice thereof (the “Casualty Notice”) to Purchaser. Notwithstanding the occurrence of a Major Casualty, a Campus Property shall not be a Withdrawn Property if (i) the damage resulting from the Casualty is covered by the Insurance Policies (subject only to the applicable deductible) or by funds that Seller commits to provide by way of a credit against the applicable Assigned Price, (ii) subject to the rights of any Assumption Lenders, the proceeds of any applicable Insurance Policy, less any costs and expenses reasonably incurred by Seller to settle any insurance claims and obtain such insurance proceeds and to effect any repair or restoration made to such Campus Property prior to the applicable closing, shall be paid, or the rights thereto assigned, to Purchaser at the applicable closing, (iii) all unpaid claims and rights in connection with the Casualty shall be assigned to Purchaser at the applicable closing, (iv) there is rent interruption insurance in place for a period of at least six months sufficient to cover any anticipated loss in revenue from the Damaged Property resulting from such Casualty (excluding any Campus Development Property not yet occupied), and (v) there is no known material impediment to obtaining all governmental approvals to permit the Damaged Property to be rebuilt or repaired substantially to its condition prior to such Casualty. Upon the occurrence of a Major Casualty, if any provision set forth in the preceding sentence is not satisfied, Purchaser may elect to treat the Damaged Property as a Withdrawn Property by written notice to Seller within 10 days after receipt of the Casualty Notice.

(b) If a Campus Property is the subject of a Major Casualty but Purchaser either is not entitled to or does not elect to treat such Damaged Property as a Withdrawn Property pursuant to the provisions of this Section 2.10(a), then Seller shall prior to the applicable closing cause all temporary repairs to be made to the Damaged Property as shall in Seller’s reasonable judgment be required to prevent further deterioration and damage to the Damaged Property and to protect public health and safety.

(c) If a Campus Property is the subject of a Casualty which is not a Major Casualty, such Campus Property shall not be a Withdrawn Property, and (i) subject to the rights of any Assumption Lenders, the proceeds of any applicable Insurance Policies, less any costs and expenses incurred by Seller to settle any insurance claims and obtain such insurance proceeds and to effect any repair or restoration made to such Campus Property prior to the applicable closing shall be paid to Purchaser at the applicable closing, and (b) all unpaid claims and rights in connection with the Casualty shall be assigned to Purchaser at the applicable closing without in any manner affecting the Consideration payable to Seller hereunder.

Section 2.11. Withdrawn Property. A “Withdrawn Property” shall be (a) any Non-Approved Property, (b) any Existing Campus Property identified as a “Withdrawn Property” pursuant to Section 2.8(d), Section 2.9, 2.10, 5.3(d) or 6.1(a)(i) and (c) any Campus Property with respect to which a Campus Property Material Adverse Effect has occurred; provided that Purchaser has given written notice to Seller of such Campus Property Material Adverse Effect within 10 days after Purchaser obtains Knowledge thereof and subject to Seller’s right to cure such Campus Property Material Adverse Effect and Seller shall have the right to adjourn the Initial Closing for a reasonable period not exceeding the earlier of (A) 30 days, and an additional 30 days to cure any such Campus Property Material Adverse Effect if Seller is diligently pursuing the cure thereof (provided that if such adjournment would result in the Initial Closing occurring during the Blackout Period, Seller may adjourn the Initial Closing to any date occurring prior to the Termination Date), or (B) the Termination Date for the purpose of allowing Seller the opportunity to effectuate such cure (to the extent such cure is reasonably capable of being effected during such period), and if such cure is not effected on or prior to the end of such period, Purchaser may elect to waive such matter or treat such Campus Property as a Withdrawn Property. In the event any Existing Campus Property becomes a Withdrawn Property, Section 3.4 of the Campus Disclosure Letter shall be revised to delete the Assumed Mortgage associated with such Withdrawn Property from the definition of Required Consents, Annex A and Annex B shall be revised to delete the Withdrawn Property, and Annex B shall be revised to delete the allocated amount of Net Student Rent therefor, (x) an amount equal to the Assigned Price for such Withdrawn Property shall be deducted from the Consideration and no amount of Consideration thereafter shall be payable in respect of such Property and (y) an amount equal to 5% of the Assigned Price for such Withdrawn Property shall be deducted from the Consideration payable in respect of the Contribution Transactions. In the event that prior to the Initial Closing, the aggregate number of Withdrawn Properties is greater than three or the aggregate Assigned Price of all Withdrawn Properties is greater than $80,000,000 (the “Floor Amount”), this Agreement may be terminated in its entirety at the election of Purchaser by written notice given to Seller; provided, however, that if there are any Non-Approved Properties, the Floor Amount shall be increased by an amount equal to the lesser of (i) $40,000,000 and (ii) the excess of $100,000,000 over the aggregate Assigned Price of all Non-Approved Properties. Purchaser’s termination rights provided for in the preceding sentence shall be exercisable only within the 10 days following the date on which the right first becomes available and may not be exercised after the Initial Closing.

Section 2.12. Tax Treatment.

(a) The parties intend and agree that each of the Designated Property Transactions (as defined below) shall constitute an “assets over” partnership merger for U.S. federal income tax purposes within the meaning of Treasury Regulation Section 1.708-1(c)(3)(i). As a result, (i) except as described in clause (iii) below and subject to the further provisions hereof, the receipt of the Cash Consideration by each holder of an Equity Interest in a Designated Entity shall be treated as a sale by such holder of such Equity Interest and a purchase of such Equity Interest by the Purchaser OP (“Interest Sale Treatment”); (ii) immediately after the transfers described in clause (i) above, each Designated Entity shall be treated as contributing all of its assets to the Purchaser OP in exchange for the relevant portion of the Unit Consideration in a transaction governed by Section 721 of the Code and liquidating and distributing such Unit Consideration to its partners or members; and (iii) any Cash Consideration received by a holder of an Equity Interest in a Designated Entity who also receives Unit Consideration shall be treated as a reimbursement of capital expenditures to the maximum extent permitted under Treasury Regulation Section 1.707-4(d), provided that such Designated Entity provides Buyer with a detailed description of the nature, amount and timing of such capital expenditures together with any further materials or back-up data requested by Purchaser and reasonably necessary to substantiate the nature, amount and timing of such capital expenditures, prior to the expiration of the Inspection Period. It shall be a condition precedent to Interest Sale Treatment with regard to any particular holder of an Equity Interest in a Designated Entity that the merger agreement with respect to such Designated Entity provides that each holder of an Equity Interest in such Designated Entity shall be deemed to consent to Interest Sale Treatment with regard to its Equity Interest in the Designated Entity by accepting the Cash Consideration in exchange for such Equity Interest.

(b) To the extent that a DE Entity would otherwise be engaging in a DE Property Transaction (as defined below) pursuant to a Merger described in Section 2.1, or to the extent that a Merger described in Section 2.1 would be treated as a sale of all of the interests of a disregarded entity pursuant to Section 2.12(d) and would result in additional expenses or transaction costs to Seller or its direct or indirect owners, Seller may cause the interests in such DE Entity to be distributed to the ultimate indirect holders of Equity Interests in such DE Entity so that such DE Entity can be treated as a partnership for federal income tax purposes and a Designated Property Transaction or a transaction treated under Section 2.12(d) as the sale of partnership interests can be accomplished with respect to such DE Entity. In this regard, Purchaser and Purchaser OP agree to reasonably cooperate with Seller in effectuating any such distribution (provided that Seller shall be solely responsible for any costs, liabilities or expenses relating thereto).

(c) For U.S. federal income tax purposes, the parties intend and agree that each of the DE Contribution Transactions (as defined below) shall be treated as a contribution of the assets held by the DE Contributor Entity to Purchaser OP in return for the relevant portion of the Unit Consideration in a transaction governed by Section 721 of the Code.

(d) For U.S. federal income tax purposes, the parties intend and agree that each of the Property Transactions that is neither a Designated Property Transaction, a DE Property Transaction, nor a DE Contribution Transaction shall be treated as (i) a sale of the interests in the relevant Property Entity or Development Entity, as applicable, by the owners of such interests in exchange for the Cash Consideration payable with respect to such interests and (ii) a purchase of the assets of such Property Entity or Development Entity by Purchaser, in accordance with Internal Revenue Service Revenue Ruling 99-6.

(e) For U.S. federal income tax purposes the parties intend and agree that the Contribution Transactions shall be treated as a contribution by the Manager and Campus Developer Owner to Purchaser OP of the assets held by Manager Sub and Campus Developer, respectively, in exchange for the Contribution Transactions Unit Consideration in a transaction governed by Section 721 of the Code.

(f) For purposes hereof, “Designated Property Transactions” means each of the Property Transactions in which (i) pursuant to the applicable Plan of Merger, a Property Entity or a Development Entity is merged with Purchaser OP or an Affiliate of Purchaser OP, (ii) such Property Entity or Development Entity is properly classified as a partnership (and not a publicly traded partnership within the meaning of Section 7704(b) of the Code that is treated as a corporation for federal income tax purposes under Section 7704(a) of the Code) for federal income tax purposes immediately prior to the Effective Time set forth in the applicable Plan of Merger, and (iii) the partners or members of such Property Entity or Development Entity receive Purchaser OP Units and Cash Consideration in connection with the aforementioned merger. For purposes hereof, “Designated Entity” means any Property Entity or Development Entity that engages in a Designated Property Transaction hereunder. For purposes hereof, “DE Property Transaction” means any Property Transaction in which (i) a Property Entity or a Development Entity would be merged with Purchaser OP or an Affiliate of Purchaser OP, (ii) such Property Entity or Development Entity is properly classified as a disregarded entity for federal income tax purposes, and (iii) the partners or members of such Property Entity or Development Entity or its parent entity are to receive Purchaser OP Units and Cash Consideration in connection with the aforementioned merger. For purposes hereof, “DE Entity” means any Property Entity or Development Entity that would engage in a DE Property Transaction hereunder but for Section 2.12(b). For purposes hereof, “DE Contribution Transactions” means each of the Property Transactions in which (i) pursuant to the applicable Plan of Merger a Property Entity or a Development Entity is merged with Purchaser OP or an Affiliate of Purchaser OP, (ii) such Property Entity or Development Entity is properly classified as a disregarded entity for federal income tax purposes immediately prior to the Effective Time set forth in the applicable Plan of Merger, and (iii) the partners or members of such Property Entity or Development Entity or its parent entity receive only Purchaser OP Units (and no Cash Consideration) in connection with the aforementioned merger. For purposes hereof, “DE Contributor Entity” means any Property Entity or Development Entity that engages in a DE Property Transaction hereunder.

(g) Purchaser and Seller hereby agree to the U.S. federal income tax treatment described in this Section 2.12 and shall not maintain a position on their respective U.S. federal income tax returns or otherwise that is inconsistent therewith.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller, jointly and severally, represent to Purchaser as follows, except as set forth in the corresponding section of the disclosure letter delivered by Campus to Purchaser at or prior to the execution of this Agreement (the “Campus Disclosure Letter”) (it being agreed, however, that disclosure of any item in the Campus Disclosure Letter with respect to one Section of this Agreement also shall be deemed disclosure with respect to any other Sections of this Agreement, if (and only if) the relevance of such item to such other Sections is reasonably apparent):

Section 3.1. Organization; Qualification; Securities Issuances.

(a) Campus is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite organizational power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Campus is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that would not, individually or in the aggregate, reasonably be expected to prevent or delay Campus’ performance of its obligations under this Agreement.

(b) Campus Developer Owner is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite organizational power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. On the Initial Closing Date, Campus Developer shall be a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and have the requisite organizational power and authority to own, lease and operate its properties and to carry on its business.

(c) Manager is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite organizational power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. On the Initial Closing Date, Manager Sub shall be a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite organizational power and authority to own, lease and operate its properties and to carry on its business.

(d) Each Property Entity and each Development Entity is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Each Property Entity and each Development Entity is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that would not, individually or in the aggregate, reasonably be expected to have a Campus Material Adverse Effect.

(e) Section 3.1(e) of the Campus Disclosure Letter sets forth a true and complete list of the Property Entities and Development Entities, together with (i) the jurisdiction of incorporation or organization, as the case may be, of each entity and (ii) a true, complete and correct list of all outstanding Equity Interests of each such entity. On the Initial Closing Date, Campus Developer Owner shall own 100% of the outstanding Equity Interests in Campus Developer. Campus owns 100% of the outstanding Equity Interests in Manager. On the Initial Closing Date, the Manager shall own 100% of the outstanding Equity Interests in Manager Sub. All of the Equity Interests of the Property Entities, the Development Entities have been or will be, in the case of Campus Developer and Manager Sub, duly and validly issued. None of the Property Entities, the Development Entities, Campus Developer or Manager Sub owns or will own any Equity Interests in any Person.

(f) None of the Property Entities, the Development Entities, Campus Developer or Manager Sub has granted or will grant any option, warrant, subscription or other right to acquire any equity or debt security of such entity or entered into or will enter into any Contract with respect to the issuance of any security, and except for rights provided for in this Agreement, no Person has or will have any right to acquire any security or Equity Interest in any Property Entity, Development Entity, Campus Developer or Manager Sub (other than pursuant to the Mezz Loans) or is entitled to any preemptive or similar right. None of the Property Entities, the Development Entities, Campus Developer or Manager Sub has or will have outstanding any debt security that has the right to vote or is convertible into any Equity Interests.

Section 3.2. Organizational Documents. Prior to the expiration of the Inspection Period, Campus shall have made available to Purchaser complete and correct copies of the organizational documents pertaining to Campus, Campus Developer Owner, each Property Entity and each Development Entity, in each case as in effect on the date of this Agreement or, in the case of Campus Developer and Manager Sub, as in effect on the date of its formation.

Section 3.3. Authority.

(a) Except for the Investor Approvals, each of Campus, the Property Entities, the Development Entities and Campus Developer Owner has the requisite organizational power and authority to execute and deliver this Agreement and any Plan of Merger to which it is a party, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by Campus, Campus Developer Owner, the Property Entities and the Development Entities, and the consummation by Campus, Campus Developer Owner, the Property Entities and the Development Entities of the Property Transactions and the Contribution Transaction have been duly and validly authorized by all necessary corporate, limited liability company or partnership action, and no other corporate, limited liability company or partnership proceeding on the part of Campus, Campus Developer Owner, the Property Entities or the Development Entities is necessary to authorize this Agreement, the Property Transactions and the Contribution Transaction or to consummate the Property Transactions and the Contribution Transaction, except the Investor Approvals. The actions listed in Section 3.3(a) of the Campus Disclosure Letter (each an “Investor Approval”) are the only votes or consents of the holders of any class or series of equity securities of Campus, Campus Developer Owner, the Property Entities and the Development Entities needed to authorize the Property Transactions and the Contribution Transaction, except for the votes or consents of such holders that have been obtained as of the date hereof (each, an “Existing Approval”). As of the expiration of the Inspection Period and as of the time of the applicable closing, each Investor Approval and Existing Approval shall have been obtained and be in full force and effect.

(b) This Agreement has been, and the Plans of Merger will be, duly executed and delivered by each of Campus, Campus Developer Owner, the Manager, the Property Entities and the Development Entities and, assuming due authorization, execution and delivery by each other party hereto, constitutes or will constitute a legally valid and binding obligation of each of Campus, Campus Developer Owner, the Manager, the Property Entities and the Development Entities, enforceable against each of Campus, Campus Developer Owner, the Manager, the Property Entities and the Development Entities in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, preference, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights and remedies of creditors and by general principles of equity regardless of whether enforcement is considered in a proceeding in equity or at law, concepts of materiality, reasonableness, good faith and fair dealing, and the discretion of the court before which any proceeding therefor may be brought.

Section 3.4. No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by Campus, Campus Developer Owner, the Manager, the Property Entities and the Development Entities do not, and the performance of this Agreement and the consummation of the Property Transactions and the Contribution Transaction by Campus, Campus Developer Owner, the Manager, the Property Entities and the Development Entities will not, (i) conflict with or violate any provision of the organizational documents of Campus, Campus Developer Owner, Campus Developer, the Manager, Manager Sub, the Property Entities or the Development Entities, (ii) assuming that all consents, approvals, authorizations and permits described in Section 3.4(b) have been obtained and all filings and notifications described in Section 3.4(b) have been made, conflict with or violate any Law applicable to Campus, Campus Developer Owner, Campus Developer, Campus Developer Owner, the Manager, Manager Sub, the Property Entities or the Development Entities or by which any property or asset of any of them is bound, or (iii) except for the Required Consents, require any consent or approval under, result in any breach of or any loss of any benefit under, or constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Campus, Campus Developer Owner, Campus Developer, the Manager, Manager Sub, the Property Entities or the Development Entities pursuant to, any Contract to which any of Campus, Campus Developer Owner, Campus Developer, the Manager, Manager Sub, the Property Entities or the Development Entities is a party, except, as to clauses (ii) and (iii), respectively, for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the Initial Closing.

(b) The execution and delivery of this Agreement by each of Campus, Campus Developer Owner, the Manager, the Property Entities and the Development Entities do not, and the performance of this Agreement by Campus, Campus Developer Owner, the Manager, the Property Entities and the Development Entities will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) for such filings as may be required to be made by Purchaser under the Exchange Act or the rules and regulations of the NYSE, (ii) for the filing and recordation of the Merger Filings, as required by the applicable merger statutes, (iii) the Required Consents listed in Section 3.4(b) of the Campus Disclosure Letter and (iv) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the Initial Closing.

(c) Section 3.4(b) of the Campus Disclosure Letter contains an accurate and complete listing of all consents, approvals or authorizations that are required to consummate the Transaction under any Assumed Mortgage or any other loan or credit agreement, note, bond, mortgage, indenture or similar debt instrument or obligation to which the Property Entities or the Development Entities is a party or to which their respective properties or assets are bound.

Section 3.5. Permits; Compliance With Law.

(a) Campus Developer, Manager Sub, the Property Entities and the Development Entities are in possession of all authorizations, licenses, permits, certificates, approvals and clearances of any Governmental Entity necessary for each of Campus Developer, Manager Sub, the Property Entities and the Development Entities to own, lease and operate its properties or to carry on its respective business substantially as it is being conducted as of the date hereof (the “Campus Permits”), and all such Campus Permits are valid and in full force and effect, except where the failure to be in possession of, or failure to be valid or in full force and effect of, any of Campus Permits would not, individually or in the aggregate, reasonably be expected to have a Campus Material Adverse Effect.

(b) None of Campus Developer, Manager Sub, the Property Entities or the Development Entities is in conflict with, or in default or violation of (i) any Law applicable to Campus Developer, Manager Sub, the Property Entities and the Development Entities or by which any property or asset of Campus Developer, Manager Sub, the Property Entities and the Development Entities is bound (except for Laws with respect to matters that are the subject of Section 3.9, Section 3.10 or Section 3.12(c), which are addressed solely in those Sections), or (ii) any Campus Permits (except for the Campus Permits that are the subject of Section 3.10(a), which are addressed solely in that Section), except in each case for any such conflicts, defaults or violations that would not, individually or in the aggregate, reasonably be expected to have a Campus Material Adverse Effect.

(c) Except as described in Section 3.5(c) of the Campus Disclosure Letter, to the Knowledge of Campus, no Campus Property has had a building envelop or systems issue (including HVAC system) related to, resulting in or associated with water intrusion that has not been fully repaired.

Section 3.6. Litigation. Except as described in Section 3.6 of the Campus Disclosure Letter, there is no suit, claim, action or proceeding pending or, to the Knowledge of Campus, threatened by or before any Governmental Entity, nor, to the Knowledge of Campus, is there any investigation pending by any Governmental Entity, in each case, against Campus, Campus Developer Owner, Campus Developer, Manager Sub, any Property Entity or any Development Entity and none of Campus, Campus Developer Owner, Campus Developer, Manager Sub, any Property Entity or any Development Entity is subject to any outstanding judgment, order, writ, injunction or decree of any Governmental Entity, that would not, in each case referred to in this Section, individually or in the aggregate (x) reasonably be expected to have a Campus Material Adverse Effect or (y) as of the date of this Agreement, reasonably be expected to prevent or materially delay the Initial Closing.

Section 3.7. Financial Statements; No Undisclosed Liabilities.

(a) Prior to the expiration of the Inspection Period, Campus has delivered to Purchaser the following financial statements for each Property Entity, each Development Entity, Campus Developer and Manager Sub (the “Financial Statements”): (i) audited balance sheets as at December 31, 2011 and December 31, 2010 and related statements of income and cash flows and footnote disclosures for the years ended December 31, 2011 and December 31, 2010,

(ii) unaudited balance sheets as at March 31, 2012 (the “Interim Balance Sheet”) and related statements of income and cash flow and footnote disclosures for the quarter ended March 31, 2012, (iii) accurate, complete, true and correct schedules (“Operating Statements”) reflect for each month of 2010, 2011 and 2012 year-to-date all operating and capital expenditures and income and (iv) accurate, complete, true and correct rent rolls for each of the Existing Campus Properties showing (as of the last day of the month immediately preceding the month in which such schedule is furnished to Purchaser) the tenant rent rolls for the buildings located on the each Existing Campus Properties or any Ground Leases, such schedule to contain the following information, if applicable: a list by building showing the leased premises unit number and a statement as to whether the unit is occupied or vacant; if the unit is occupied, the commencement and termination date of the Tenant Lease covering that unit; the name(s) of the tenant(s); the amount of monthly rental and other charges payable thereunder; the identities of all guarantors, if any; the amount of any security or other deposit; the amount of any rent or other charges, if any, in arrears or prepaid thereunder, and the period for which any such rents and other charges are in arrears, or have been prepaid; whether the unit is, if applicable, rented on a “furnished” or “unfurnished” basis and the rental charge, if any, attributable to furniture or furnishings leased to the tenant(s); the number and period of any renewal options; and, if the unit is vacant, the normal rent for such vacant unit. The Financial Statements described in clauses (i) and (ii) have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in accordance with GAAP (subject, in the case of the Financial Statements described in clause (ii), to normal, recurring adjustments, none of which are material in amount or effect), in each case in effect at such time, the assets, liabilities, financial condition and results of operations of the each Property Entity, Campus Developer and Manager Sub as at the dates and for the periods referred to therein.

(b) Since March 31, 2012, each of the Property Entities, Campus Developer and Manager Sub have conducted their respective businesses in the ordinary course of business consistent with past practice.

(c) There are no liabilities of any of the Property Entities, the Development Entities, Campus Developer or Manager Sub of any type whatsoever, whether or not accrued and whether or not contingent or absolute, other than: (i) liabilities disclosed in or reserved against or provided on the face of the Interim Balance Sheet (or disclosed in the notes thereto), (ii) liabilities incurred in the ordinary course of business consistent with past practice subsequent to March 31, 2012 or (iii) liabilities that have not, individually or in the aggregate, resulted in, and would not reasonably be expected to result in, a Campus Material Adverse Effect.

Section 3.8. Absence of Certain Changes or Events. Between December 31, 2011 and the date of this Agreement, there has not been any event, development or circumstance that, individually or in the aggregate, has resulted or would reasonably be expected to result in a Campus Material Adverse Effect.

Section 3.9. Taxes.

(a) Each of the Property Entities, each of the Development Entities, Manager Sub and Campus Developer has timely filed (taking into account any validly and duly obtained extension of time within which to file) all material Tax Returns (including all federal and state income gross receipts, margin and similar Tax Returns, all of which are deemed to be material hereunder) required to be filed by any of them and all such Tax Returns are true and correct in all material respects.

(b) Each of the Property Entities, each of the Development Entities, Manager Sub and Campus Developer has timely paid all Taxes required to be paid by them (whether or not shown on the applicable Tax Returns). All Taxes which the Property Entities, the Development Entities, Campus Developer and Manager Sub are required by law to withhold or collect have been duly withheld or collected and have been paid over to the proper Governmental Entities.

(c) None of the Property Entities, the Development Entities, Manager Sub or Campus Developer has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. No Governmental Entity has requested an extension of the statute of limitations with respect to any Taxes of any of the Property Entities, any of the Development Entities, Manager Sub or Campus Developer. None of the Property Entities, the Development Entities, Manager Sub or Campus Developer is a party to or is it bound by or has any obligation under any Tax sharing or similar agreement or arrangement.

(d) There are no pending or, to the Knowledge of Campus, threatened, audits, examinations, investigations or other proceedings in respect of Taxes or Tax Returns of any of the Property Entities, the Development Entities, Manager Sub or Campus Developer. No claim of any deficiency, assessment or collection of Taxes has been asserted or threatened in writing by any Governmental Entity against any of the Property Entities, any of the Development Entities, Manager Sub or Campus Developer.

(e) Each of the Property Entities, each of the Development Entities, Manager Sub and Campus Developer has at all times been classified and treated for federal income tax purposes as a partnership or disregarded entity and not as a corporation or a “publicly traded partnership” within the meaning of Section 7704(b) of the Code that is treated as a corporation under Section 7704(a) of the Code. Each of the following Property Entities and Development Entities is properly classified as a partnership for federal income Tax purposes: Campus Investors 217 Welch, LLC, Campus Investors Baylor LLC, Campus Investors IS, LLC, Campus Investors River Mills, LLC, 22  1/2 Street Partners, LP, Campus Investors, LLC and Chalmers Properties, LLC. Each of Manager Sub and the following Property Entities and Development Entities are properly classified as disregarded entities for federal income Tax purposes: Campus Investors 922 Apache Property Owner, LLC, Campus Investors 309, LLC, Campus Investors Austin, LLC, CI Chauncey Square Property Owner, LLC, Campus Investors HSRE-SC, LLC, Campus Investors 601 Forest Property Owner, LLC and Campus Icon USC, LLC. Prior to the Initial Closing Date, Campus Developer will be properly classified as a partnership for federal income Tax purposes. None of the Property Entities, the Development Entities, Campus Developer or Manager Sub has made any election to be classified or treated as an association taxable as a corporation for federal, state or local Tax purposes.

(f) For all taxable years ending upon or prior to the effective date hereof, Seller has provided or made available or caused to be provided or made available to Purchaser true, correct and complete copies of all Tax Returns filed by any of the Property Entities, the Development Entities, Manager Sub or Campus Developer.

(g) The charges, accruals, and reserves with respect to Taxes on the respective books of the Property Entities, the Development Entities, Manager Sub and Campus Developer are adequate and are at least equal to the liability of such entities for Taxes.

(h) None of the Property Entities, the Development Entities, Manager Sub or Campus Developer is entitled or subject to any adjustment under Section 481 of the Code.

(i) None of the Property Entities, the Development Entities, Manager Sub or Campus Developer owns, operates or manages a motel, hotel, or healthcare property within the meaning of Code Section 856.

(j) None of the Property Entities or the Development Entities, Manager Sub or Campus Developer is a party to any hedging transaction described in Code Section 1221(b)(2).

(k) No Tenant Lease provides for the payment of rents or other amounts by the tenant that are based, directly or indirectly, upon the income or profits derived from the leased property.

Section 3.10. Environmental Matters. Except as set forth in the Environmental Reports (as hereinafter defined) and except as would not, individually or in the aggregate, reasonably be expected to have a Campus Material Adverse Effect:

(a) Each Property Entity and each Development Entity is in compliance with applicable Environmental Laws, has obtained all Environmental Permits required under Environmental Law for its current operations, and is in compliance with its respective Environmental Permits.

(b) No Property Entity or Development Entity has Released any Hazardous Materials on any Campus Property or has disposed of solid waste (as defined in the Resource Conservation Recovery Act) in, on, or under any Campus Property, in each case in violation of Environmental Laws.

(c) There is no claim, administrative, judicial or compliance order or complaint based on Environmental Laws that has been delivered to or filed or charged against any Property Entity or Development Entity that not been paid, dismissed or settled or that remains uncured. No Property Entity or Development Entity has received (i) within the past 60 days, any 60-day notice letter given under the Clean Water Act, or (ii) within the past 90 days, any 90-day notice letter given under the Resource Conservation Recovery Act, in any such case with respect to any Campus Property. There is no other legal proceeding, investigation or review that is pending, or, to the Knowledge of Campus, threatened against any Property Entity or Development Entity with respect to the Campus Properties under any Environmental Law or relating to toxic mold, fungi mycotoxin, or other hazardous bacterial contaminant at any Campus Property, or with respect to any treatment, storage, recycling, transportation, Release or threatened Release by any Seller on any of the Campus Properties of any Hazardous Materials.

(d) No Campus Property is currently subject to any regulatory program to address the Release of Hazardous Substances at any Campus Property.

(e) To the Knowledge of Campus, neither Campus Development nor any Property Entity or Development Entity has assumed, by contract or operation of Law, any liability under any Environmental Law or relating to any Hazardous Materials, or is an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Materials.

(f) Prior to the expiration of the Inspection Period, Seller shall have provided to Purchaser all environmental assessments, audits, indoor air quality assessments, mold reports and all other reports relating to the environmental condition of the Campus Properties, including any documents provided to any Governmental Entity regarding Hazardous Materials, and all assessments regarding water intrusion and HVAC operations, all of which are listed in Section 3.10 of the Campus Disclosure Letter (collectively, the “Environmental Reports”).

(g) This Section 3.10 contains the exclusive representations and warranties of Seller with respect to environmental matters.

Section 3.11. Material Contracts.

(a) Section 3.11 of the Campus Disclosure Letter contains a correct and complete list of each of the following written Contracts to which Campus Developer, Manager Sub, any of the Property Entities or any of the Development Entities is a party or by which any of their respective properties is bound at the date of this Agreement (collectively, the “Material Contracts”):

(i) all Contracts with any person containing any provision or covenant prohibiting or limiting the ability of Campus Developer, Manager Sub, any Property Entity or any Development Entity to engage in any business activity or compete with any Person in any geographical area;

(ii) all partnership, joint venture, shareholders’ or other similar Contracts with any Person;

(iii) all loan or credit agreements, notes, bonds, mortgages, indentures and other agreements and instruments pursuant to which any Indebtedness of the Property Entities, the Development Entities or Campus Development is outstanding and the principal amounts outstanding thereof as of the date hereof, including the Assumed Mortgages, the Construction Loans, the Mezz Loans and the Non-Assumed Loans;

(iv) any Contract for the pending sale, option to sell, right of first refusal, right of first offer or any other contractual right to sell or dispose of, by merger, purchase or sale of assets or Equity Interests, relating to a Campus Property (or any material portion thereof or any interest therein); and

(v) all other Contracts that involve the future payment by or to Campus Developer, Manager Sub, any Property Entity or any Development Entity of more than $50,000.00, except if they can terminated on 30 or fewer days’ notice without payment or penalty.

(b) Prior to the expiration of the Inspection Period, Seller has made available to Purchaser true and complete copies of all Material Contracts. Except as would not result in a Campus Material Adverse Effect, each Material Contract to which Campus Developer, Manager Sub, any Property Entity or any Development Entity is a party is in full force and effect and constitutes a legal, valid, binding agreement, enforceable against Campus Developer, Manager Sub or such Property Entity or Development Entity, as applicable, and, to the knowledge of Campus, each other party thereto, in accordance with its terms. None of Campus Developer, Manager Sub, any Property Entity or any Development Entity or, to the knowledge of Campus, any other party to any Material Contract is in violation or breach of, or in default under, nor has there occurred an event or condition that with the passage of time or giving of notice (or both) would constitute a default under, or permit the termination of, any such contract, except as would not result in a Campus Material Adverse Effect.

Section 3.12. Properties.

(a) Annex A sets forth a correct and complete list of all real property owned by the Property Entities and Development Entities (each such real property interest, together with all buildings, structures and other improvements and fixtures located on or under such real property and all appurtenant easements, rights and other appurtenances to such real property, is referred to herein as a “Campus Property”). Between the date of its formation and the Initial Closing Date, Campus Developer will own no property except as described in Section 3.12(a) of the Campus Disclosure Letter and will have no liabilities or obligations of any kind whatsoever. Between the date of its formation and the Initial Closing Date, Manager Sub will not own any property, other than its interests in the Management Contracts, and will have no liabilities or obligations of any kind whatsoever, other than the Management Contracts.

(b) Each Property Entity and each Development Entity owns fee simple title to, or a valid leasehold interest in, the respective Campus Property or Properties owned by such Property Entity or Development Entity identified on Annex A, which are all of the real property or properties owned or leased by them or in which any of them own a direct or indirect interests, in each case free and clear of any rights of way, restrictive covenants (including deed restrictions or limitations issued pursuant to any Environmental Law), declarations, agreements, or Laws affecting building use or occupancy, or reservations of an interest in title (collectively, “Property Restrictions”) and Liens, except for: (i) the Liens of the Assumed Mortgages or any other security document recorded in connection with the Assumed Loans or Construction Loans; (ii) Liens relating to Indebtedness owed under the Assumed Loans and the Construction Loans; (iii) any statutory or other Liens for Taxes or assessments or water or sewer rates or charges that are not yet due and payable; (iv) the rights of third parties under Material Contracts disclosed pursuant to Section 3.11, or under Tenant Leases entered into in accordance with this Agreement; (v) Liens and Property Restrictions imposed by Law or any Governmental Entity, including zoning regulations; (vi) any Liens and Property Restrictions placed on any Campus Property after the date of this Agreement with the consent of Purchaser; (vii) any Disclosed Liens,

(viii) any Liens or Property Restrictions approved by Purchaser, and (ix) Property Restrictions entered into by a Development Entity that do not adversely affect the use or operation of the encumbered property as a Student Housing Property (Liens and Property Restrictions described in the preceding clauses (i) through (ix) are sometimes referred to collectively in this Agreement as “Permitted Liens”).

(c) Section 3.12(c) of the Campus Disclosure Letter lists each ground lease, air rights lease or other similar lease (individually, a “Ground Lease” and collectively, “Ground Leases”), and Commercial Leases, pursuant to which a Property Entity or a Development Entity is a lessee (such leases, together with all Ground Leases, and all amendments, modifications, supplements, renewals, extensions, guarantees and other documents related thereto, collectively, the “Campus Leases”). Each such Campus Lease with respect to any Existing Campus Property or Campus Development Property in effect on the date hereof or at the Initial Closing, the Development Property Closing or the Deferred Closing, as applicable, is in full force and effect and is valid, binding and enforceable in accordance with its terms against the lessor or lessee thereunder. Except which would not, individually or in the aggregate, constitute a Campus Material Adverse Effect, none of the Property Entities or the Development Entities, on the one hand, nor, to the Knowledge of Campus, any other party thereto, on the other hand, is in default under any Campus Lease. Campus has made available to Purchaser a correct and complete copy of each Campus Lease.

(d) None of Campus, any of the Property Entities or any of the Development Entities has received written notice of any uncured violation of any Laws affecting any of the Campus Properties which would reasonably be expected to result in a Campus Material Adverse Effect.

(e) None of Campus, any of the Property Entities or any of the Development Entities has received any written notice to the effect that any condemnation or rezoning proceedings are pending or threatened with respect to any of the Campus Properties, except those instituted by any Development Entity with respect to its development of any Campus Development Property or as would otherwise not reasonably be expected to result in a Campus Material Adverse Effect.

(f) Except as would not reasonably be expected to have a Campus Material Adverse Effect, each Property Entity and Development Entity has good and valid title to, or a valid and enforceable leasehold interest in, or other valid right to use, all personal property owned, used or held for use by them (other than property owned by tenants) in the operation of their respective properties. No such personal property is subject to any Liens other than Permitted Liens.

(g) Prior to the expiration of the Inspection Period, Campus has made available to Purchaser true, complete and correct copies of all existing title insurance policies and surveys in respect of any Campus Property in Seller’s possession or control.

(h) There are no outstanding options or rights of first refusal to purchase any of the Campus Properties or any portion thereof or any direct interest therein and other than tenants under Tenant Leases or Campus Leases, no other person is in possession of the any of the Campus Properties.

(i) None of Property Entities or the Development Entities is a party to any agreement that provides for the performance of management or leasing services of any of the Campus Properties other than the Management Contracts.

Section 3.13. Insurance. Section 3.13 of the Campus Disclosure Letter sets forth an accurate and complete list of all material insurance policies maintained by each Property Entity and each Development Entity as of the date hereof (the “Insurance Policies”). Except for those matters that have not had and would not reasonably be expected to have a Campus Material Adverse Effect, there is no claim for coverage by any Property Entity or any Development Entity pending under any of the Insurance Policies that has been denied or disputed by the insurer. Except for those matters that have not had and would not reasonably be expected to have a Campus Material Adverse Effect, all premiums payable under all Insurance Policies have been paid, and each Property Entity and each Development Entity have otherwise complied in all material respects with the terms and conditions of all the Insurance Policies. To the Knowledge of Campus, such Insurance Policies are valid and enforceable in accordance with their terms and are in full force and effect.

Section 3.14. Employees; ERISA. None of the Property Entities, the Development Entities, Manager Sub or Campus Developer have any employees. There are no collective bargaining agreements that apply to the operation and/or management of any of the Campus Properties and, to the Knowledge of Campus, no organizational efforts are being made with regard to any of the Campus Properties. No pension, retirement, profit-sharing or similar plan or fund, ERISA-qualified or otherwise, has been established by or on behalf of Seller with respect to the operation and/or management of any of the Campus Properties and none of the Property Entities, the Development Entities, Manager Sub or Campus Developer has any liabilities for pension or retirement payments with respect to the operation and/or management of any of the Campus Properties.

Section 3.15. Intellectual Property. Each Property Entity and Development Entity owns, or is licensed or otherwise has the right to use, the name of its respective Campus Property and in and to the website, Facebook account, Twitter account and all other websites and digital media related to such Campus Property.

Section 3.16. Affiliate Transactions. No member, director, officer or other Affiliate of Seller or any entity in which any such member, director, officer or other Affiliate, owns any Equity Interest or has any interest in: (i) any Contract, arrangement or understanding with, or relating to the business or operations of the Property Entities, the Development Entities, Manager Sub or Campus Developer; (ii) any loan, arrangement, understanding, agreement or contract for or relating to Indebtedness of the Property Entities, the Development Entities, Manager Sub or Campus Developer; or (iii) any property (real, personal or mixed), tangible, or intangible, used or currently intended to be used in, the business or operations of the Property Entities, the Development Entities, Manager Sub or Campus Developer, except for the Management Contracts or those that will be terminated at the Initial Closing, the Development Property Closing or the Deferred Closing relating to such Property Entity or Development Entity. All

Contracts between a Seller and an Affiliate of Seller affecting or binding on the Campus Properties (collectively, “Affiliate Agreements”), other than the Management Contracts, shall be terminated prior to the Initial Closing, the Development Property Closing or the Deferred Closing applicable to the related Campus Property.

Section 3.17. Dissenters’ Rights. No dissenters’ or appraisal rights are available by contract with respect to the Transactions.

Section 3.18. Investment Company Act of 1940. None of the Property Entities, the Development Entities, Manager Sub or Campus Development is, or at the Initial Closing, the Development Closing or the Deferred Closing at which the interest therein is being conveyed, will be, required to be registered under the Investment Company Act of 1940, as amended.

Section 3.19. Validity of Assumed Loan Documents and Construction Loan Documents. Campus shall have provided prior to the expiration of the Inspection Period, to Purchaser true, complete and correct copies of all documents, instruments and agreements evidencing the Assumed Loans and the Construction Loans. All of such documents are in full force and effect and have not been further modified, and none of Sellers has received written notice from any Assumption Lender or the holder of any Construction Loans of any default or event of default under any Assumed Mortgage or Construction Loans that remains uncured.

Section 3.20. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Mergers or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Campus or any Property Entity or Development Entity, other than UBS Securities LLC, whose compensation is payable solely by Campus pursuant to a written agreement, or as described in Section 3.20 of the Campus Disclosure Letter, which amounts shall be paid by a Property Entity or a Development Entity prior to the closing of the Merger to which such entity is a party.

Section 3.21. No Additional Representations or Warranties. EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE III CAMPUS, THE PROPERTY ENTITIES, THE DEVELOPMENT ENTITIES, CAMPUS DEVELOPER OWNER AND CAMPUS DEVELOPER EACH EXPRESSLY DISCLAIM ANY REPRESENTATIONS OR WARRANTIES OF ANY AND EVERY KIND OR NATURE, EXPRESS OR IMPLIED, INCLUDING AS TO THE CONDITION, VALUE OR QUALITY OR INCOME OR EXPENSES OF ANY OF THE EXISTING CAMPUS PROPERTIES OR THE CAMPUS DEVELOPMENT PROPERTIES OR ANY OTHER ASSETS OR RIGHTS TO BE TRANSFERRED HEREUNDER OR THE AMOUNTS OF THE REAL ESTATE AND OTHER TAXES TO BE IMPOSED IN RESPECT OF ANY OR ALL SUCH PROVISIONS, AND CAMPUS, THE PROPERTY ENTITIES, THE DEVELOPMENT ENTITIES, CAMPUS DEVELOPER OWNER AND CAMPUS DEVELOPER EACH SPECIFICALLY DISCLAIM ANY REPRESENTATION OR WARRANTY OF MERCHANTABILITY, USAGE, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO THE EXISTING CAMPUS PROPERTIES OR THE CAMPUS DEVELOPMENT PROPERTIES OR ANY OTHER ASSETS OR RIGHTS TO BE TRANSFERRED (DIRECTLY OR INDIRECTLY) HEREUNDER OR AS TO THE PHYSICAL CONDITION OR OTHER ATTRIBUTES THEREOF, OR THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER

LATENT OR PATENT, IT BEING UNDERSTOOD THAT, EXCEPT AS SET FORTH IN THIS ARTICLE III, THE EXISTING CAMPUS PROPERTIES, THE CAMPUS DEVELOPMENT PROPERTIES AND THE OTHER ASSETS AND RIGHTS TO BE ACQUIRED BY PURCHASER HEREUNDER ARE BEING ACQUIRED “AS IS, WHERE IS” ON THE INITIAL CLOSING DATE, THE DEVELOPMENT PROPERTY CLOSING DATE AND THE DEFERRED CLOSING DATE, AS APPLICABLE, AND THAT PURCHASER, PURCHASER MERGER SUBS AND PURCHASER OP SHALL RELY ON ITS OWN EXAMINATION AND INVESTIGATION THEREOF.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Campus as follows:

Section 4.1. Organization and Qualification of Purchaser and Purchaser OP. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and has the requisite organizational power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Purchaser OP is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Maryland. Each of Purchaser and Purchaser OP is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that would not, individually or in the aggregate, reasonably be expected to prevent or delay Purchaser’s performance of its obligations under this Agreement.

Section 4.2. Authority.

(a) Purchaser and Purchaser OP each have the requisite organizational power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement, and to cause each of the Purchaser Merger Subs to execute and deliver the Plans of Merger and to consummate the transactions contemplated thereby. The execution and delivery of this Agreement by Purchaser and Purchaser OP and the consummation by Purchaser and Purchaser OP of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate or partnership action, and no other corporate or partnership proceeding on the part of Purchaser or Purchaser OP is necessary to authorize the execution, delivery and performance by Purchaser and Purchaser OP of this Agreement or the consummation of the Property Transactions and the Contribution Transaction.

(b) This Agreement has been duly executed and delivered by Purchaser and Purchaser OP, and the Plans of Merger will be duly executed and delivered by Purchaser Merger Subs, and, assuming due authorization, execution and delivery by each other party hereto, constitutes a legally valid and binding obligation of Purchaser, Purchaser OP and Purchaser Merger Subs, enforceable against Purchaser, Purchaser OP and Purchaser Merger Subs in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, preference, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights and remedies of creditors and by general principles of equity regardless of whether enforcement is considered in a proceeding in equity or at law, concepts of materiality, reasonableness, good faith and fair dealing, and the discretion of the court before which any proceeding therefor may be brought.

Section 4.3. Organizational Documents. Prior to the date of this Agreement Purchaser has made available to Campus complete and correct copies of (i) Purchaser’s Articles of Amendment and Restatement, (ii) Purchaser’s Bylaws, (iii) Purchaser OP’s Certificate of Limited Partnership and (iv) Purchaser OP’s Amended and Restated Partnership Agreement (the “Partnership Agreement”), each as amended and as in effect on the date hereof. None of those documents has been further amended and each remains in full force and effect.

Section 4.4. Capital Structure.

(a) The authorized capital stock of Purchaser consists of 800,000,000 shares of Purchaser Common Stock and 200,000,000 shares of preferred stock, $.01 par value per share. At the close of business on May 25, 2012, (i) 74,732,368 shares of Purchaser Common Stock were issued and outstanding, (ii) no shares of Purchaser’s preferred stock were outstanding, (iii) 586,289 shares of Purchaser Common Stock were reserved for issuance upon exercise of options or the grant of awards under incentive plans, and (iv) 953,392 shares of Purchaser Common Stock were reserved for issuance upon redemption of Purchaser OP Units and preferred units of limited partnership interest in Purchaser OP.

(b) At the close of business on May 25, 2012, 839,264 Purchaser OP Units were issued and outstanding and 114,128 preferred units of limited partnership interest in Purchaser OP were issued and outstanding. The sole general partner of Purchaser OP is American Campus Communities Holdings LLC, a Maryland limited liability company.

(c) All dividends or distributions on the shares of Purchaser Common Stock, Purchaser OP Units which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

Section 4.5. SEC Filings; Financial Statements.

(a) Purchaser has filed with the SEC all forms, reports and documents required to be filed by it under the Securities Act or the Exchange Act, as the case may be, from and after January 1, 2008 through and including the date of this Agreement (collectively, the “Purchaser SEC Filings”). Each Purchaser SEC Filing, as amended or supplemented, if applicable, (i) as of its date, or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) did not, at the time it was filed (or became effective in the case of registration statements), or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(b) Each of the consolidated financial statements contained in the Purchaser SEC Filings (as amended, supplemented or restated, if applicable) was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto, or, in the case of the unaudited financial statements, as permitted by Rule 10-01 of Regulation S-X of the SEC), and each such consolidated financial statement presented fairly, in all material respects, the consolidated financial position, results of operations and cash flows of Purchaser and its consolidated subsidiaries, taken as whole, as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments).

(c) Neither Purchaser nor any of its consolidate subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), other than (i) liabilities disclosed in or reserved against or provided for on the face of the balance sheet (or disclosed in the notes thereto) in the most recent consolidated financial statements of Purchaser included in the Purchaser SEC Filings, (ii) liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2011, or (iii) that have not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Purchaser and its consolidated subsidiaries, taken as a whole, or (iv) liabilities incurred by Purchaser or its consolidated subsidiaries in connection with this Agreement and the Transactions.

Section 4.6. Taxes.

(a) Each of Purchaser and its subsidiaries (together with any persons whose liabilities Purchaser or its subsidiaries have succeeded to other than as a result of the Property Transactions or the Contribution Transactions, the “Purchaser Tax Group”) has timely filed (taking into account any validly and duly obtained extension of time within which to file) all material Tax Returns (including all federal and state income Tax Returns) required to be filed by any of them. Each member of the Purchaser Tax Group has timely paid all material Taxes required to be paid (whether or not shown on the applicable Tax Returns).

(b) Since the beginning of the taxable year ended December 31, 2005, Purchaser (i) has qualified as a REIT; (ii) has operated, and intends to continue to operate, in such a manner as to permit it to continue to qualify as a REIT; and (iii) no reasonable challenge by the IRS to Purchaser’s qualification as a REIT is pending or, to the Knowledge of Purchaser, threatened.

Section 4.7. Financing. At the Initial Closing and each subsequent closing hereunder, Purchaser will have access to immediately available funds in an amount sufficient to pay (i) the aggregate consideration due under Section 2.4 at the Initial Closing or such subsequent closing and (ii) any and all fees and expenses required to be paid by Purchaser in connection with the transactions provided for herein.

Section 4.8. Litigation. As of the date hereof, Purchaser is not a party to any suit, claim, action or proceeding pending or, to the Knowledge of Purchaser, threatened by or before any Governmental Entity, nor, to the knowledge of Purchaser, is there any investigation pending by any Governmental Entity, in each case, against Purchaser, Purchaser OP or any subsidiary of Purchaser that would be reasonably likely to have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the transactions contemplated hereby.

Section 4.9. No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by Purchaser and Purchaser OP do not, and the performance of this Agreement and the consummation of the Property Transactions and the Contribution Transaction by Purchaser and Purchaser OP will not (assuming that all consents, approvals, authorizations and permits described in Section 3.4(b) have been obtained and all filings and notifications described in Section 3.4(b) have been made) conflict with or violate any Law applicable to Purchaser, Purchaser OP or any subsidiary of Purchaser, for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the Initial Closing.

(b) The execution and delivery of this Agreement by Purchaser and Purchaser OP do not, and the performance of this Agreement by Purchaser and Purchaser OP will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) as may be required under the Exchange Act and the rules and regulations of the NYSE and the filing and recordation of the Merger Filings, as required by the applicable merger statutes and (ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the Initial Closing.

Section 4.10. Brokers. As of the date hereof, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Mergers or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser or any Affiliate of Purchaser. If Purchaser or any Affiliate of Purchaser enters into any arrangements any broker, finder or investment banker in connection with the Mergers or any other transaction contemplated by this Agreement after the date hereof, Purchaser shall be solely responsible for the compensation payable thereunder.

ARTICLE V

COVENANTS

Section 5.1. Conduct of Business.

(a) From the date of this Agreement until the Initial Closing Date with respect to the Existing Campus Properties (and until the Development Closing Date, with respect to the Campus Development Properties and until the applicable Deferred Closing Date, with respect to the Campus Development Properties subject to a Deferred Closing), Campus Developer and the Property Entities shall, and the Manager shall cause Manager Sub to, (i) conduct their business in the ordinary and normal course of business consistent with past practice in all material respects, including continuing to actively lease all Campus Properties, (ii) comply with all Laws and Orders applicable to such business, and (iii) promptly deliver to Purchaser copies of all material documentation and notices delivered to or received from any lender or any guarantor under the documents evidencing Indebtedness.

(b) Without limiting the generality of the foregoing, from the date of this Agreement to the Initial Closing Date with respect to the Existing Campus Properties (and until the Development Closing Date, with respect to the Campus Development Properties and until the applicable Deferred Closing Date, with respect to the Campus Development Properties subject to such closing), except as otherwise permitted or provided in this Agreement, none of Campus Developer or any Property Entity or Development Entity shall, and the Manager shall not permit Manager Sub to, do any of the following without the consent of Purchaser (such consent not to be unreasonably withheld or delayed):

(i) sell, lease, encumber, mortgage, transfer or dispose of any of its assets or properties other than (x) ordinary course leasing activities and, in the case of the Development Properties, development and construction activities, financing of such activity and promotional and other activity in support of initial lease-up, (y) dispositions of damaged or obsolete equipment and other items in the ordinary course of business and (z) divestitures contemplated by Section 2.4(d);

(ii) acquire any assets or properties other than (x) replacements and repairs in the ordinary course of business and (y) acquisitions of materials and equipment for use in construction and related activities in respect of the Development Properties;

(iii) enter into any material commitment or transaction except in the ordinary course of business (other than in respect of Material Contracts addressed in clause (xi));

(iv) except for the Construction Loans, incur, create or assume any Indebtedness or otherwise as an accommodation become responsible for the obligations of any other Person, or make any loan or advance that will be a liability of Purchaser or any entity directly or indirectly owned by Purchaser after any of the closings hereunder;

(v) except for the capital expenditures described in Section 5.1 of the Campus Disclosure Letter and except in respect of the Campus Development Properties, make or commit to make any capital expenditures in respect of any Campus Property in excess of $100,000 individually or $500,000 in the aggregate (on a consolidated basis for the Existing Campus Properties) if the cost thereof will be a liability of Purchaser or any entity directly or indirectly owned by Purchaser after any of the closings hereunder;

(vi) except as required under existing agreements or commitments, enter into any transaction or any contract with Campus or any of its Affiliates that would be an obligation of Purchaser or any entity directly or indirectly owned by Purchaser after any of the closings hereunder;

(vii) acquire any business entity, whether by stock purchase, merger, consolidation or otherwise, or make any equity investment in another business or entity either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other Person;

(viii) amend or otherwise alter any term of its organizational documents;

(ix) issue, sell, otherwise dispose of, repurchase or redeem any Equity Interests or grant any options, warrants, calls, rights or commitments or any other agreements of any character with respect to the issuance, sale or voting of its Equity Interests;

(x) make, change or revoke any Tax election, change an annual Tax accounting period, adopt or change any Tax accounting method, file any amended Tax Return, enter into any closing agreement with respect to Taxes, settle any material Tax claim or assessment or surrender any right to claim a material refund, offset or credit of Taxes unless required by applicable Law;

(xi) enter into, amend or terminate, or make any payment not then required under, any Material Contract, except for construction-related Contracts, which may be entered into, amended or terminated by each Development Entity;

(xii) enter into any Residential Leases except on the form of lease set forth in Section 5.1(b)(xii) of the Campus Disclosure Letter, and not enter into any Campus Leases except in the form approved in writing by Purchaser, which such approval shall not be unreasonably withheld or delayed;

(xiii) grant any extraordinary or irrevocable powers of attorney;

(xiv) amend any of the Assumed Loans or documents related thereto including any Assumed Mortgages;

(xv) authorize, recommend, propose, adopt or announce an intention to adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Seller (other than the Transactions);

(xvi) fail to pay all premiums due and payable for Insurance Policies and/or fail to keep the Insurance Policies in full force and effect;

(xvii) fail to perform its obligations under any agreement relating to any outstanding Indebtedness of any Property Entity, Manager Sub or Campus Developer such that any such failure would result in an event of default beyond any applicable notice and cure periods under any such agreement; or

(xviii) agree, or otherwise commit to take, any of the foregoing actions.

Section 5.2. Completion of the Campus Development Properties. In addition to the covenants set forth in Section 5.1, notwithstanding anything to the contrary herein, from the date of this Agreement until the Development Closing Date, with respect to the Campus Development Properties and until the applicable Deferred Closing Date, with respect to the Campus Development Properties subject to such closing, except as otherwise permitted or provided in this Agreement, Campus and the Development Entities hereby covenant and agree to do the following:

(a) obtain and maintain such insurance and evidence of insurance as required pursuant to the Construction Loan and related loan documents;

(b) to the extent not delivered to Purchaser prior to the date hereof, promptly deliver to Purchaser a copy of the general contractor’s agreement for each Campus Development Property executed by a Development Entity and copies of any contracts executed by and between a Development Entity and any architects or engineers (the agreements with general contractors, architects and engineers, collectively, “Construction Contracts”);

(c) ensure that each contractor and subcontractor provide a warranty consistent with industry standard for a period of at least 12 months from completion of the Campus Development Property (except that the roof warranty shall be for a term no shorter than 10 years), each of which shall be transferable to Purchaser or Purchaser Merger Sub upon acquisition of the Campus Development Property;

(d) (A) comply with their material obligations under the terms of the Construction Contracts, and (B) except with Purchaser’s prior written consent, which consent shall not be unreasonably withheld or delayed (or unless required by the holder of any Construction Loan (in which case Purchaser’s consent is not required), (i) not waive any of the material obligations of the contractor, architect or engineer thereunder, (ii) not do any act which would relieve any general or subcontractor from its obligations to construct the Campus Development Properties according to the Plans and Specifications and (iii) not make any material amendments to, or change orders (other than Minor Field Changes) with respect to, the Construction Contracts or the Plans and Specifications;

(e) submit to Purchaser from time to time, concurrently with any Development Entity’s delivery to the lender under the Construction Loans copies of all documents and information provided by any Development Entity to such lender;

(f) diligently pursue the construction of the Campus Development Properties to completion, supplying such moneys and performing such duties as is necessary to complete the construction of the Campus Development Properties pursuant to and in substantial accordance with the Plans and Specifications, in accordance with good building practice and in full compliance with all terms and conditions of this Agreement, the Construction Loans and in full compliance with all Laws and Orders;

(g) permit Purchaser and its representatives and agents to enter upon the Campus Development Properties upon reasonable times and at least one Business Day’s prior written notice and to inspect such properties and all materials to be used in the construction thereof and all books, records, contracts, statements, invoices, bills, plans and specifications, shop drawings, appraisals, title and other insurance, reports, lien waivers, initial surveys, footing or foundation surveys, architect’s certificates, and all other instruments and documents of any kind relating to the construction, leasing and operation of the Campus Development Properties; shall cooperate and shall use its commercially reasonable efforts to cause all architects and contractors to reasonably cooperate with Purchaser and its representatives and agents during such inspections; and (subject to the terms of Section 5.4) shall permit the photographing of any portions of the Campus Development Properties or any materials thereon; provided, however, nothing in this Agreement shall be construed to impose upon Purchaser any duty or obligation whatsoever to undertake such inspections, to correct any defects in the Campus Development Properties;

(h) promptly correct any structural or other significant defects in the Campus Development Properties and any violation of any Law or Orders of which Campus or any Development Entity with respect to its Campus Development Property has actual knowledge or reasonable prior written notice thereof;

(i) to the extent required by the Plans and Specifications, complete any off-site improvements (including public streets, walks and like areas adjoining any Campus Development Property) as required and provide any utilities and other facilities required, all in accordance with all Laws and Orders; or

(j) cause all Plans and Specifications and the Campus Development Properties to comply with all applicable restrictive covenants and all Laws and Orders and all applicable standards and regulations of appropriate supervising boards of fire underwriters and similar agencies.

Section 5.3. Reasonable Efforts.

(a) Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effective the transactions contemplated by this Agreement. The parties each shall comply as promptly as practicable with any Laws of any Governmental Entity that are applicable to any of the transactions contemplated hereby and pursuant to which any consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person in connection with such transactions is necessary. The parties each shall furnish to the other such necessary information and reasonable assistance as the other may request in connection with their preparation of any filing, registration or declaration which is necessary under any such applicable Laws.

(b) Subject to the terms and conditions of this Agreement, each of the parties hereto shall use its reasonable best efforts to cause the Initial Closing to occur as promptly as practicable, including by defending against any lawsuits, actions or proceedings, judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, and seeking to have vacated or reversed any preliminary injunction, temporary restraining order, stay or other legal restraint or prohibition entered or imposed by any court or other Governmental Entity that is not yet final and nonappealable.

(c) Subject to the terms and conditions of this Agreement, each of the parties hereto shall use its reasonable best efforts to cause the conditions specified in Article VI to be satisfied.

(d) Purchaser shall cooperate with Campus, the Property Entities and the Development Entities and shall provide such information, execute such documents, pay such assumption fees and other costs and expenses as may be reasonably required by any Assumption Lender, and take all other such actions as reasonably may be requested by Campus or the Assumption Lenders, promptly upon such request, to effect the assumption of the Assumed Loans, and shall use commercially reasonable efforts to obtain releases of the Seller Indemnified Parties from all obligations under the Assumed Loans to the extent permitted under the terms of the Assumed Loans. The parties agree that Purchaser shall assume (directly or indirectly) all of the Assumed Loans. Notwithstanding any other provision hereof, none of Purchaser, Purchaser OP nor any Purchaser Merger Sub shall be required to accept any Assumed Loan if the Assumption Lender requires for such Assumed Loan (a) an assumption fee in excess of 1% of the outstanding principal amount of such Assumed Loan (unless Campus agrees to pay the amount of any assumption fee in excess of 1%), (b) changes the interest rate or requires payment terms more onerous, or other terms materially more onerous, than those to which the applicable Property Entity is subject, or (c) a Required Consent is not obtained on or before the Initial Closing Date (other than due to acts or omissions of Purchaser), the Existing Campus Property encumbered by such Assumed Mortgage shall be a Withdrawn Property.

(e) Nothing in this Section 5.3 shall require any party or any of its Affiliates to commence or (except as provided in Section 5.3(b)) pursue any litigation or to incur any cost or expense, except, with respect to Purchaser as provided in Section 5.3(d).

Section 5.4. Public Disclosure. Prior to the Initial Closing, Campus and Purchaser shall consult with each other before issuing any press release or otherwise making any public statement or making any other public (or non-confidential) disclosure (whether or not in response to an inquiry) regarding the terms of this Agreement or any of the transactions contemplated hereby, and neither shall issue any such press release or make any such statement or disclosure without the prior approval of the other (which approval shall not be unreasonably withheld or delayed), except as may be required by applicable Law or the rules of the NYSE, in which case the party proposing to issue such press release or make such public statement or disclosure shall consult with the other party before issuing such press release or making such public statement or disclosure.

Section 5.5. Confidentiality. Until the Initial Closing occurs, the parties shall continue to be bound by, and shall comply with their respective obligations under, the Confidentiality Agreement. Purchaser’s obligations under the Confidentiality Agreement in respect of information regarding each Development Property and the entities that directly or indirectly own it shall continue in effect until Purchaser acquires such Campus Development Property or the applicable Development Entity that owns it pursuant to the provisions hereof.

Section 5.6. Financing. Notwithstanding anything to the contrary contained in this Agreement, Purchaser agrees that the availability of financing at the Initial Closing and the Development Property Closing shall not be a condition to Purchaser’s obligation to consummate the transactions contemplated by this Agreement so long as the applicable conditions set forth in Article VI have been fulfilled (unless waived by Purchaser; and excluding the conditions that by their terms are to be satisfied at the applicable closing, but subject to the satisfaction or waiver of such conditions at such closing).

Section 5.7. No Solicitation of Transactions.

(a) From the date of this Agreement until the consummation of the last Deferred Closing, Seller shall not, and shall not authorize or permit any of their officers, directors, members partners, Affiliates or employees or any investment banker, financial advisor, attorney, accountant, agent or other representative retained by it or any of its Subsidiaries (collectively, the “Representatives”), directly or indirectly, to (i) solicit, initiate or knowingly encourage or knowingly facilitate (including by way of furnishing information) any inquiries, proposals or offers or any other efforts or attempts that constitute or that reasonably may be expected to lead to, any or (ii) initiate or participate in any discussions or negotiations regarding, or that reasonably may be expected to lead to, an Acquisition Proposal or approve or recommend, or propose to approve or recommend, an Acquisition Proposal or enter into any Acquisition Agreement or resolve, propose or agree to do any of the foregoing. Without limiting the foregoing, Seller shall be responsible for any failure on the part of its Representatives to comply with this Section 5.7.

(b) Upon execution of this Agreement, Seller shall cease immediately and cause to be terminated any and all existing activities, discussions, solicitations or negotiations with any parties conducted heretofore with respect to an Acquisition Proposal by or on behalf of Seller or any of the Representatives. Seller shall use its reasonable commercial efforts to cause (including by written request) each Person with whom it has executed a confidentiality agreement within the 24 months prior to the date hereof in connection with its consideration of any Acquisition Proposal to return or destroy all confidential or other non-public information heretofore furnished to such Person by or on behalf of Seller or any of the Representatives.

Section 5.8. Tax Matters.

(a) The parties shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents (“Transfer Tax Returns”) regarding any real property transfer or gains, sales, use, transfer, documentary, value added, stock transfer, stamp, or other such taxes and any transfer, recording, conveyance registration and other fees and any similar fees and charges (together with any related interest, penalties or additions to Tax, “Transfer Taxes”) that become payable in connection with the Transactions, and shall reasonably cooperate in attempting to minimize the amount of Transfer Taxes. Campus shall timely file, or cause to be filed, all Transfer Tax Returns and pay or cause to be paid all Transfer Taxes relating to divestitures contemplated by Section 2.4(d). All other Transfer Taxes relating to the Transactions shall be paid at the applicable closing in accordance with local custom or if no clear local custom can reasonably be determined, shall be allocated 50% to Seller and 50% to Purchaser.

(b) Campus shall be responsible for and shall cause to be prepared and timely filed (at its sole cost and expense) all Tax Returns of the Property Entities, the Development Entities, Manager Sub, and Campus Developer required or permitted to be filed for all taxable periods ending on or before the date of the applicable Proration Time with respect to such entities, and shall pay or cause to be paid all Taxes required to be paid with respect to such Tax Returns; provided that Campus shall give Purchaser a reasonable opportunity to review and comment on all such Tax Returns prior to filing. Purchaser shall be responsible for and shall cause to be prepared and timely filed (at its sole cost and expense) all Tax Returns of the Property Entities, the Development Entities, Manager Sub, and Campus Developer for all Straddle Periods, shall pay or cause to be paid all Taxes required to be paid with respect to such Tax Returns, and shall give Campus a reasonable opportunity to review and comment on all such Tax Returns prior to filing. All Tax Returns prepared by Campus or Purchaser under the preceding provisions of this Section 5.8(b) shall be prepared in a manner consistent with the prior Tax Returns of the relevant entities. Neither Campus nor Purchaser shall amend or modify any such Tax Returns without the other party’s prior written consent (such consent not to be unreasonably withheld). Purchaser shall be responsible for all Tax Returns and all Taxes of the Property Entities, the Development Entities, Manager Sub, and Campus Developer for all taxable periods beginning after the date of the Proration Time with respect to such entity.

(c) In the event (i) Campus or any Affiliate thereof or (ii) Purchaser or any Affiliate thereof receive notice of any pending or threatened Tax audit or assessment or other dispute concerning Taxes with respect to any Pre-Closing Tax Period or Straddle Period with regard to any Property Entity, any Developer Entity, Campus Developer or Manager Sub, the party in receipt of such notice promptly shall notify the other parties of such matter in writing.

(d) Campus shall have the sole right to and shall represent the interests of the Property Entities, the Development Entities, Campus Developer and Manager Sub in any Tax audit or administrative or court proceeding relating to any Tax for any Pre-Closing Tax Period, and Campus shall reimburse all out-of-pocket costs reasonably incurred by Purchaser (including reasonable fees and expenses of outside counsel) in connection therewith. Purchaser shall have the sole right to and shall represent the interests of the Property Entities, the Development Entities, Campus Developer and Manager Sub in any Tax audit or administrative or court proceeding relating to any Tax for any Straddle Period and any Post-Closing Tax Period, and to employ counsel of their choice, all at Purchaser’s sole cost and expense, provided that to the extent that any such audit or proceeding relates to a Straddle Period, Purchaser shall keep Campus informed with respect to such audit or proceeding and shall give Campus the opportunity to participate, at Campus’s expense, in such audit or proceeding. Notwithstanding the foregoing, (i) Campus shall not be entitled to settle, either administratively or after the commencement of litigation, any claim regarding Taxes with respect to any Tax Return of any Property Entity, the Development Entity, Campus Developer or Manager Sub that would increase the liability of Purchaser or any of its Affiliates for Taxes hereunder without the prior written consent of Purchaser (such consent not to be unreasonably withheld); and (ii) Purchaser shall not be entitled to settle, either administratively or after the commencement of litigation, any claim regarding Taxes with respect to any Tax Return of any Property Entity, the Development Entity, Campus Developer or Manager Sub that would increase the liability of Campus or any of its Affiliates for Taxes without the prior written consent of Campus (such consent not to be unreasonably withheld).

(e) Campus and Purchaser shall (and shall cause their respective Affiliates to): (i) assist the other party or parties in preparing and filing any Tax Return or report that such other party or parties are responsible for preparing and filing hereunder; (ii) cooperate fully in preparing for any audit of, or dispute with any Governmental Entity or other taxing authority regarding, any Tax Return of any Property Entity, Development Entity, Campus Developer or Manager Sub relating to taxable periods for which the other party or parties may have a liability hereunder; (iii) make available to the other party or parties and to any Governmental Entity or other taxing authority as reasonably requested all information, records, and documents relating to Taxes of the Property Entities, the Development Entities, Campus Developer and Manager Sub; (d) provide timely notice to the other party or parties in writing of any pending or threatened Tax audit or assessment of Taxes with regard to any Property Entity, Development Entity, Campus Developer or Manager Sub for taxable periods for which the other party or parties may have a liability hereunder; and (e) furnish the other party or parties with copies of all correspondence received from any Governmental Entity or other taxing authority in connection with any Tax audit or information request with respect to any Property Entity, Development Entity, Campus Developer or Manager Sub with regard to any Pre-Closing Tax Period or Straddle Period.

(f) After each applicable closing pursuant to Section 2.3, Campus and Purchaser will, and Purchaser will cause each Property Entity, Development Entity, Campus Developer and Manager Sub to, preserve all information, records or documents relating to liabilities for Taxes of each such entity until six months after the expiration of any applicable statute of limitations (including extensions thereof) with respect to the assessment of such Taxes; provided, however, that neither Campus nor Purchaser shall dispose of any of the foregoing items without first offering such items to the other party (provided that, the Purchaser’s obligation to offer such items to Campus shall only apply to such information, records or documents relating to Pre-Closing Tax Periods).

Section 5.9. Resignations. Seller shall cause the officers of the Property Entities, the Development Entities, Manager Sub and Campus Developer to deliver resignations from each such position effective as of the time of the applicable closing.

Section 5.10. Indemnification.

(a) After the Initial Closing, subject to the limitations and other provisions set forth herein, Campus agrees to indemnify, save and hold harmless Purchaser, Purchaser OP, Purchaser Merger Sub and their respective directors, officers, employees, agents, attorneys, representatives and Affiliates (each, a “Purchaser Indemnified Party”), from and against any and all losses (but not for any indirect or consequential loss or for any diminution in value), losses, obligations, liabilities, damages, expenses, claims, lawsuits, deficiencies and demands (whether or not arising out of third-party claims), together with reasonable attorneys’ fees and all amounts paid in investigation, defense or settlement of any of the foregoing (“Damages”), incurred in connection with, arising out of, resulting from or incident to (i) the inaccuracy of any representation or warranty made by Seller in Sections 3.3, 3.9(a), (b), (c) and (f), 3.14, 3.17 or 3.20 or the last sentence of Section 3.9(e); (ii) any fraudulent material misrepresentation or fraudulent material omission in any representation or warranty made by Seller in Sections 3.7 or 3.5(c); (iii) any claim made by any present or former member, partner or investor in Campus Developer, the Manager or any Property Entity or Development Entity (x) that is based on any actual or alleged act or omission on the part of the general partner or managing member (or the equivalent) of Campus Developer, Manager Sub or any such Property Entity or Development Entity, including breach of fiduciary duties (including duties of disclosure) relating to (1) matters arising prior to the merger of such entity provided for herein or (2) the Transactions (including without limitation, the solicitation of consents in respect of the Transactions, the allocation of the Consideration, the determination of Assigned Price or the negotiation of the terms of the

Transactions) or (y) that is based on the failure of any such present or former member, partner or investor in Campus Developer, Manager Sub or any Property Entity or Development Entity to obtain its desired Tax treatment or consequences with regard to the Property Transactions or Contribution Transactions (other than any such failure that is caused by a breach of this Agreement or the Tax Matters Agreement by Purchaser); or (iv) the failure by Campus Developer or any of its Affiliates to comply with any covenant or agreement set forth in Sections 5.8(b) or (d). After the Initial Closing, Campus Developer, Manager Sub and the Property Entities shall not be Seller Indemnified Parties. After a Development Entity consummates a merger as provided for herein, it shall not be a Seller Indemnified Party.

(b) Purchaser agrees to jointly and severally indemnify, save and hold harmless Seller and their respective directors, officers, employees, agents, attorneys, representatives and Affiliates (each, a “Seller Indemnified Party”), from and against any and all Damages incurred in connection with, arising out of, resulting from or incident to (i) the inaccuracy of any representation or warranty made by Purchaser in Sections 4.2, 4.4, 4.6 or 4.10; or (ii) the failure of Purchaser to comply with any covenant or agreement set forth in Section 5.8(b) or (d).

(c) Each Purchaser Indemnified Party and Seller Indemnified Party shall cooperate in all reasonable respects with each indemnifying party and its representatives (including without limitation its attorneys) in the investigation, trial and defense of any lawsuit or action and any appeal arising therefrom; provided, however, that the indemnified party may, at its own cost, participate in negotiations, arbitrations and the investigation, trial and defense of such lawsuit or action and any appeal arising therefrom. The parties shall cooperate with each other in any notifications to insurers.

(d) If a claim for Damages (a “Claim”) is to be made by a party entitled to indemnification hereunder against the indemnifying party, the party claiming such indemnification shall give written notice (a “Claim Notice”) to the indemnifying party as soon as practicable after the party entitled to indemnification becomes aware of any fact, condition or event which may give rise to Damages for which indemnification may be sought under this Section 5.10. Such Claim Notice shall specify the nature and amount of the Claim asserted, if actually known to the party entitled to indemnification hereunder. If any lawsuit or enforcement action is filed against any party entitled to the benefit or indemnity hereunder, written notice thereof shall be given to the indemnifying party as promptly as practicable (and in any event with 15 calendar days after the service of the citation or summons). The failure of any indemnified party to give timely notice hereunder shall not affect rights to indemnification hereunder, except to the extent that the indemnifying party demonstrates actual damage caused by such failure. After such notice, if the indemnifying party shall acknowledge in writing to the indemnified party that the indemnifying party shall be obligated under the terms of its indemnity hereunder in connection with such lawsuit or action and it is not reasonably foreseeable that the limitations set forth in this Section 5.10 as to the amount or scope of indemnification will result in the indemnified party being exposed to the risk of any significant unindemnified liability arising from the matters covered by such lawsuit or action, then the indemnifying party shall be entitled, if it so elects at its own cost, risk and expense, (i) to take control of the defense and investigation of such lawsuit or action, (ii) to employ and engage attorneys of its own choice to handle and defend the same unless the named parties to such action or proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and the indemnified party has been advised in writing by counsel that there may be one or more legal defenses available to such indemnified party that are different from or additional to those available to the indemnifying party, in which event the indemnifying party shall be entitled, at the indemnifying party’s cost, risk and expense, to separate counsel of its own choosing, and (iii) to compromise or settle such Claim, which compromise or settlement shall be made only with the written consent of the indemnified party, such consent not to be unreasonably withheld or delayed. If the indemnifying party fails to assume the defense of such Claim within 15 calendar days after receipt of the Claim Notice, the indemnified party against such Claim has been asserted will (upon delivering notice to such effect to the indemnifying party) have the right to undertake, at the indemnifying party’s cost and expense, the defense, compromise or settlement of such claim on behalf of and for the account and risk of the indemnifying party; provided, however, that such Claim shall not be compromised or settled without the written consent of the indemnifying party, which consent shall not be unreasonably withheld or delayed. In the event the indemnified party assumes the defense of the Claim, the indemnified party will keep the indemnifying party reasonably informed of the progress of any such defense, compromise or settlement. The indemnifying party shall be liable for any settlement of any action effected pursuant to and in accordance with this Section 5.10 and for any final judgment (subject to any right of appeal), and the indemnifying party agrees to indemnify and hold harmless an indemnified party from and against any Damages by reason of such settlement or judgment.

(e) Except as set forth in Section 5.10(h), it shall be a condition precedent to any indemnified party’s right to indemnification under Sections 5.10(a) or 5.10(b) that (i) the event giving rise to such claim for indemnification shall have occurred before the expiration of the applicable Survival Period and (ii) the indemnified party shall have delivered a Claim Notice to the indemnifying party in accordance with the requirements of Section 5.10(d), before the expiration of the applicable Survival Period.

(f) In the event that any indemnified party is entitled to indemnification hereunder from an indemnifying party, the amount of such indemnification pursuant to the terms of this Section 5.10 (the “Indemnification Amount”) shall be immediately due and payable. To any extent any indemnifying party fails to pay the Indemnification Amount within 10 Business Days of a final determination, the Indemnification Amount shall accrue interest for the benefit of the indemnified party at a rate per annum equal to 12%, compounded monthly, until paid.

(g) Except to the extent otherwise provided in the Indemnity Escrow Agreement in respect of holdbacks to cover Claims made by Purchaser pursuant to a Claim Notice delivered prior to the date that is six months after the Initial Closing, on the date that is six months after the Initial Closing, the Retained Amount and all earnings thereon shall be released by the Indemnity Escrow Agent to Campus on such date.

(h) The indemnification obligations of Campus set forth in clause (i) of Section 5.10(a) shall terminate at the end of the applicable Survival Period and the indemnification obligations of Purchaser set forth Section 5.10(b) shall terminate at the end of the applicable Survival Period; provided, however, that if a Claim Notice has been delivered prior to the expiration of the Survival Period with respect to any such matter but the Claim has not yet been resolved as of the expiration of the applicable Survival Period, then such indemnification obligation shall survive (but only in respect of such Claim) until such Claim has been finally resolved as provided in this Section 5.10.

(i) No amounts of indemnity shall be payable as a result of any claim arising under Section 5.10(a) unless and until the Purchaser Indemnified Parties have suffered, incurred, sustained or become subject to Damages referred to in that clause in excess of $750,000 (the “Basket”) in the aggregate, in which case the Purchaser Indemnified Parties may bring a claim for all Damages. For purposes of the preceding sentence, the amount of any payment made as a result of a claim arising under Section 5.10(a) shall be net of any amounts recoverable under insurance policies by Purchaser or any of its Affiliates. The maximum liability of Campus under Section 5.10(a), Section 5.8(b) and Section 5.8(d) shall not exceed $12,500,000 in the aggregate.

(j) No amounts of indemnity shall be payable as a result of any claim arising under Section 5.10(b) unless and until the Seller Indemnified Parties have suffered, incurred, sustained or become subject to Damages referred to in that clause in excess of the Basket in the aggregate, in which case the Purchaser Indemnified Parties may bring a claim for all Damages. For purposes of the preceding sentence, the amount of any payment made as a result of a claim arising under Section 5.10(b) shall be net of any amounts recoverable under insurance policies by Seller or any of its Affiliates. The maximum liability of Purchaser under Section 5.10(b) shall not exceed $12,500,000 in the aggregate.

(k) Notwithstanding anything to the contrary contained in this Agreement, this Section 5.10 and Section 7.2 together contain the sole and exclusive remedy of Purchaser or Seller with respect to a breach of the representations, warranties or covenants contained in this Agreement.

(l) No Claim may be made under this Section 5.10 in respect of any cost, expense, liability or Tax that was the subject of proration or adjustment under Article II; provided, that the foregoing shall not limit any claim based on a breach of Section 5.8(b) or Section 5.8(d).

(m) The provisions of this Section 5.10 shall survive each of the closings provided for in this Agreement.

Section 5.11. Investor Representations. Seller agrees that it will be a condition to Purchaser’s obligation to deliver Purchaser OP Units to any Recipient that such Recipient shall have executed and delivered to Purchaser a certificate substantially in the form attached hereto as Annex K and an executed counterpart of the Purchaser OP Agreement Joinder and the Tax Matters Agreement. Any Recipient that fails to deliver any such instrument or agreement shall receive cash in lieu of Purchaser OP Units. Nothing in this Section 5.11 shall relieve Seller of the obligation set forth in Section 2.4(a)(iii) to receive Unit Consideration on the Initial Closing Date in an amount not less than an aggregate of $5,000,000.

Section 5.12. Rental Income Guarantees.

(a) Within five Business Days after October 15, 2012 (the “Residential Rental Test Date”), assets held pursuant to the Rental Guarantee Escrow Agreement having a value of $5,000,000 (for purposes of this Section, Purchaser OP Units shall have the same value allocated pursuant to Section 2.4(a)(ii)) shall be released and paid (i) to Purchaser, in an amount equal to the Residential Rental Shortfall (if any) and (ii) the balance to Campus.

(b) Assets held pursuant to the Rental Guarantee Escrow Agreement having a value of $500,000 shall be released and paid as follows: (i) the entire amount of $500,000 shall be paid to Purchaser, on the first anniversary of the Initial Closing Date, if no Commercial Rent Certificate shall have been delivered by Campus before that date; and (ii) if Campus delivers a Commercial Rent Certificate before the first anniversary of the Initial Closing Date, (x) if the sum of the Actual Commercial Rents set forth therein plus the Residential Rental Excess (if any) exceeds the Target Commercial Rents, the entire amount of $500,000 shall be paid to Campus; and (y) if the sum of the Actual Commercial Rents set forth therein plus the Residential Rental Excess (if any) is less than the Target Commercial Rents, the amount of the shortfall (up to $500,000) shall be paid to Purchaser and the balance (if any) shall be paid to Campus.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1. Conditions to Each Party’s Obligations.

(a) The respective obligations of the parties to this Agreement to effect the Initial Closing are subject to the satisfaction or waiver at or prior to the Initial Closing of the following conditions:

(i) The Required Consents listed on Section 6.1(a)(i) of the Campus Disclosure Letter required for the consummation of the Initial Closing Date Transactions shall have been obtained prior to the Termination Date; provided, that if any such consent or approval is not obtained, the affected Campus Property or Campus Properties shall be Withdrawn Properties and, subject to the provisions of Section 2.11, the obligations of the parties to consummate the Initial Closing otherwise shall be unaffected.

(ii) No statute, rule, regulation, order, decree or injunction shall have been enacted, entered, promulgated or enforced by a Governmental Entity that prohibits or prevents the consummation of any of the Transactions; provided, that if such effect is limited to one or more Campus Properties, such properties shall be Withdrawn Properties and, subject to the provisions of Section 2.11, the obligations of the parties to effect the Initial Closing otherwise shall be unaffected.

(b) The obligations of the parties to effect the Development Property Closing are subject to the condition that the Initial Closing shall have occurred.

Section 6.2. Conditions to Purchaser’s Obligations to Effect the Closings.

(a) The obligations of Purchaser to effect the Initial Closing are further subject to the satisfaction or waiver at or prior to the Initial Closing of the following conditions:

(i) The representations and warranties made by Seller in this Agreement shall be true and correct, in each case at and as of the Initial Closing Date as though made on the Initial Closing Date (except that representations and warranties that expressly speak as of a specified date or time need only be true and correct as of such specified date or time), except where any failures to be true and correct would not, in the aggregate, have a Campus Material Adverse Effect (without giving effect to any limitation as to “materiality” or Campus Material Adverse Effect set forth in such representations and warranties).

(ii) Seller shall have performed and complied in all material respects with the agreements, covenants and obligations required by this Agreement to be so performed or complied with by each of them at or before the Initial Closing.

(iii) Since the date of this Agreement, there shall not have occurred any Campus Material Adverse Effect.

(iv) No Existing Campus Property shall be encumbered by a Prohibited Lien unless Campus shall have furnished to Purchaser a surety bond equal to 125% of the amount of any monetary claim that is the basis of the Prohibited Lien or unless a reputable title insurance company mutually approved by Campus and Purchaser (the “Title Company”) shall have agreed to insure over such title defect or to provide affirmative insurance in respect thereof, in each case, in a customary manner, for any Campus Property for which Purchaser is buying a title insurance policy or endorsement to an existing title policy.

(v) The aggregate number of Withdrawn Properties does not exceed three or the aggregate Assigned Price of all Withdrawn Properties does not exceed the Floor Amount, as adjusted pursuant to Section 2.11.

(vi) If the Residential Rental Shortfall were calculated as of the Initial Closing Date (instead of as of October 15, 2012), it would not exceed $5,000,000 (or such greater amount as Campus shall have agreed to include in Section 5.12 in lieu of the $5,000,000 amount specified therein).

(b) The obligations of Purchaser to effect the Development Property Closing are further subject to the satisfaction or waiver at or prior to the Development Property Closing of the following conditions:

(i) The representations and warranties made by Seller in this Agreement (but only insofar as they relate to the Development Entities or the Campus Development Properties) shall be true and correct in each case at and as of the Development Property Closing Date or the Deferred Closing Date, as applicable, as though made on the Development Property Closing Date or the Deferred Closing Date, as applicable (except that representations and warranties that expressly speak as of a specified date or time need only be true and correct as of such specified date or time), except where any failures to be true and correct would not, in the aggregate, have a Campus Material Adverse Effect.

(ii) The Development Entities each shall have performed and complied in all material respects with the agreements, covenants and obligations required by this Agreement to be so performed or complied with by each of them at or before the Development Property Closing.

(iii) No Campus Development Property shall be encumbered by any Prohibited Lien unless Campus shall have provided a surety bond equal to 125% of the amount of any monetary claim that is the basis of the Prohibited Lien or unless the Title Company shall have agreed to insure over such title defect or to provide affirmative insurance in respect thereof, in each case, in a customary manner for any Campus Property for which Purchaser is buying a title insurance policy or endorsement to an existing title policy.

(iv) Each Development Entity shall satisfy the following conditions with respect to its Campus Development Property on or before the 30th day after the resident lease commencement date in the Residential Leases for such Campus Development Property:

(A) such Campus Development Property shall have been completed in a good and workmanlike manner substantially in accordance with the Plans and Specifications (as such Plans and Specifications may be amended in accordance with the terms and conditions of this Agreement) and the soils report as reflected in the Plans and Specifications and all Laws and Orders, as evidenced by the substantial completion certificate issued by the project architect for such Campus Development Property, subject only to Punchlist Items having a cost to complete of not more than $500,000, with an amount equal to 125% of the aggregate amount of such Punchlist Items, if any, to be retained by the Title Company from the distribution of the Development Property Cash Consideration for such Campus Development Property to Seller to be held by the Title Company in order to secure Campus’s completion of such Punchlist Items pursuant to an escrow agreement to be entered into at such closing;

(B) a temporary or permanent certificate of occupancy for all of the improvements constituting such Campus Development Property shall have been issued by the applicable Governmental Entity and is in full force and effect, and the full furniture package has been installed in each bedroom and each individual residential dwelling unit; and

(C) the Campus Development Property shall be physically occupied by at least 90% of the Residential Leases for such Campus Development Property.

(v) Notwithstanding any other provision hereof, if the conditions set forth in Section 6.2(b)(iv) for any Campus Development Property are not satisfied as set forth therein, Campus may, but is not obligated to, extend the Development Property Closing Termination Date to a date not later than October 15, 2013 as follows:

(A) until such time as such conditions are satisfied, (1) the applicable Development Entity, at its sole cost and expense, shall (x) provide alternative housing of utility and quality comparable to what the Plans and Specifications were required to be upon completion, located within a two mile radius of such Campus Development Property, for the student residents who were to occupy such Campus Development Property but who cannot so occupy the applicable portion of the Campus Development Property because completion of such applicable portion of such Campus Development Property has not been achieved (at a cost to such student residents no higher than what such student residents would have paid to occupy such Campus Development Property), such alternative housing to be provided not later than the date upon which such student residents would have been entitled to legally move into the Campus Development Property under executed Residential Leases, and (y) provide regular shuttle service to and from the campus for any residents residing in such off-campus housing that is more than one-half mile from the campus; and (2) upon completion of such Campus Development Property, provide for relocation of such persons and their possessions from such alternate housing to such Campus Development Property. As soon as Seller determines, in its reasonable judgment, that completion of the Campus Development Property will not be achieved before October 31, 2012, Seller shall notify Purchaser in writing, specifying the comparable housing which Seller proposes to offer residents under this Section 6.2(b)(v)(A), subject to the terms of this Section 6.2(b)(v)(A); and

(B) it shall be a condition to Purchaser’s obligation to completed the Deferred Closing that such Campus Development Property shall have Net Student Rent such that it achieved its Net Rent Threshold for the 2012/2013 academic year.

Section 6.3. Conditions to the Obligations of Campus, Campus Developer Owner, the Property Entities and the Development Entities.

(a) The obligations of Campus, Campus Developer Owner, the Property Entities and the Development Entities to effect the Initial Closing are further subject to the satisfaction or waiver at or prior to the Initial Closing of the following conditions:

(i) The representations and warranties made by Purchaser in this Agreement shall be true and correct, in each case at and as of the Initial Closing Date as if made on that date (except in any case that representations and warranties that expressly speak as of a specified date or time need only be true and correct as of such specified date or time), in all material respects (without giving effect to any limitation as to “materiality”).

(ii) Purchaser shall have performed and complied with, in all material respects, the agreements, covenants and obligations required by this Agreement to be so performed or complied with by Purchaser at or before the Initial Closing (including all such obligations relating to the payment of consideration).

(b) The obligations of Campus and the Development Entities to effect the Development Property Closing are further subject to the satisfaction or waiver at or prior to the Development Property Closing of the following conditions:

(i) The representations and warranties made by Purchaser in this Agreement shall be true and correct, in each case at and as of the Development Property Closing Date as if made on that date (except in any case that representations and warranties that expressly speak as of a specified date or time need only be true and correct as of such specified date or time), in all material respects (without giving effect to any limitation as to “materiality”).

(ii) Purchaser shall have performed and complied with, in all material respects, the agreements, covenants and obligations required by this Agreement to be so performed or complied with by Purchaser at or before the Development Property Closing (including all such obligations relating to the payment of consideration).

ARTICLE VII

TERMINATION AND BREACH

Section 7.1. Termination. Subject to the provisions of Section 7.2, this Agreement may be terminated prior to the Initial Closing:

(a) by the mutual written agreement of Seller and Purchaser at any time;

(b) by either Seller or Purchaser by written notice delivered to the other party, if:

(i) the Initial Closing has not occurred on or before October 31, 2012 (the “Termination Date”); provided, that the right to terminate this Agreement pursuant to this clause (i) shall not be available to any party whose breach of any provision of this Agreement has been the cause of, or resulted in, or materially contributed to, the failure to hold the Initial Closing on or before the Termination Date; or

(ii) if any Governmental Entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the party terminating this Agreement shall use reasonable efforts to lift) permanently enjoining, restraining or otherwise prohibiting any of the Transactions and such order, decree, ruling or other action shall have become final and non-appealable; provided, that if such order, decree, ruling or other action is limited to one or more Campus Properties, such properties shall be Withdrawn Properties and, subject to the provisions of Section 2.11, the right to terminate this Agreement shall not be available;

(c) by Seller, if Seller is not in material breach of this Agreement, by written notice to Purchaser, if there shall have been a breach of any representation or warranty made in this Agreement by Purchaser or Purchaser shall have failed to perform or comply with any covenant or agreement contained in this Agreement and Purchaser shall have failed within 30 days after notice thereof from Campus to cure such breach or failure, in either case such that the condition set forth in Section 6.3(a) would be incapable of being satisfied by the Termination Date;

(d) by Purchaser, if Purchaser is not in material breach of this Agreement, by written notice to Seller, if there shall have been a breach of any representation or warranty of Seller in this Agreement or Seller shall have failed to perform or comply with any covenant or agreement contained in this Agreement (other than Section 5.7) and Campus or such Property Entity or Development Entity shall have failed within 30 days after notice thereof from Purchaser to cure such breach or failure, in either case such that the condition set forth in Section 6.2(a) would be incapable of being satisfied by the Termination Date; or

(e) by Purchaser, if Purchaser is not in material breach of this Agreement, by written notice to Seller, if Seller shall have entered into an Acquisition Agreement or shall have failed to perform or comply with any covenant or agreement contained in Section 5.7.

(f) by Campus, if the Escrow Agreement is not executed and delivered by Purchaser and the Earnest Money Deposit is not paid to the Escrow Agent within one Business Day after the date hereof.

Section 7.2. Effect of Termination.

(a) Upon a termination of this Agreement by either Seller or Purchaser pursuant to the provisions of this Section 7.2 or Sections 2.8, 2.11, 6.2(a)(vi) or 7.1, this Agreement forthwith shall become void and there shall be no liability or further obligation under or in respect of this Agreement on the part of Purchaser or Seller or their Affiliates or their respective officers, directors, members, partners or shareholders of any of the foregoing, other than in respect of Section 2.8(a), Section 5.3, Section 5.4, this Section 7.2 and Article VIII, all of which shall survive termination.

(b) If this Agreement is terminated pursuant to Section 7.1(a) or 7.1(b), the entire Earnest Money Deposit, together with all interest accrued thereon, shall be promptly returned to Purchaser.

(c) Upon the occurrence of any event described in Section 7.1(c), Seller shall be entitled to (i) terminate this Agreement and receive the entire Earnest Money Deposit, or (ii) enforce specific performance of Purchaser’s obligation to consummate the Transactions or (iii) terminate this Agreement and seek damages, in each case in addition to any other remedy at law or in equity to which Seller may be entitled. The remedies provided in this Section 7.2(c) are exclusive; provided, however, that nothing in this Section 7.2(c) limits Seller’s remedies (before or after the termination of this Agreement) for any breach by Purchaser of (i) any covenant or obligation that survives the termination of this Agreement, as expressly set forth in this Agreement or (ii) any knowing or intentional breach by Purchaser of any provisions of this Agreement. Notwithstanding any provision of this Section 7.1(c), in no circumstance may Seller elect to receive the entire Earnest Money Deposit and also seek damages or any other remedy at law or in equity.

(d) Upon the occurrence of any event described in Section 7.1(d), Purchaser shall be entitled to (i) terminate this Agreement and receive the entire Earnest Money Deposit, or (ii) enforce specific performance of Seller’s obligation to consummate the Transaction, in addition to any other remedy at law or in equity to which Purchaser may be entitled. The remedies provided in this Section 7.2(d) are exclusive; provided, however, that nothing in this Section 7.2(d) limits Purchaser’s remedies (before or after termination of this Agreement) for (i) any breach by Seller of any covenant or obligation that survives the termination of this Agreement, as expressly set forth in this Agreement or (ii) any knowing or intentional breach by Seller of any provisions of this Agreement.

(e) Upon the occurrence of any event described in Section 7.1(e), Purchaser shall be entitled to (i) terminate this Agreement and receive the entire Earnest Money Deposit together with the Termination Fee, which shall be paid by Seller no later than two Business Days after such termination, or (ii) enforce specific performance of Seller’s obligation to consummate the Transaction, in addition to any other remedy at law or in equity to which Purchaser may be entitled arising out of any knowing or intentional breach by Seller of any of its representations, warranties, covenants or agreements set forth in this Agreement. The remedies provided in this Section 7.2(e) are exclusive; provided, however, that nothing in this Section 7.2(e) limits Purchaser’s remedies for any breach by Seller of any covenant or obligation that survives the termination of this Agreement, as expressly set forth in this Agreement. Notwithstanding anything to the contrary set forth in this Agreement, if Seller fails to pay to Purchaser the Termination Fee pursuant to this Section 7.2(e), Seller shall reimburse the costs and expenses (including reasonable legal fees and expenses) in connection with any successful action, including the filing of any lawsuit or other legal action taken to collect payment and shall pay interest thereon at rate of 12% per annum, compounding monthly, accruing from the date such amount should have been paid until payment thereof.

ARTICLE VIII

MISCELLANEOUS

Section 8.1. Expenses.

(a) Except as otherwise provided in Section 5.8 or this Section 8.1, each of the parties hereto shall pay its own expenses (including, without limitation, attorneys’ and accountants’ fees and out-of-pocket expenses) incident to this Agreement and the transactions contemplated herein. Purchaser shall pay all costs of obtaining an owner’s and lender’s title insurance policy or endorsements to any existing title insurance policy (including search fees, title commitment fees, miscellaneous charges and fees of the Title Company, recording fees, premiums and endorsement costs) desired by Purchaser.

(b) All lender consent fees, assumption fees, lender’s third party costs, and other fees and amounts charged by the Assumption Lenders with respect to the Assumed Loans shall be paid by Purchaser, subject to the provisions of Section 5.3(d).

(c) At the Initial Closing, Purchaser shall pay Campus an amount equal to 50% of the fees and other costs paid or incurred by Campus and its Affiliates in the preparation of audited financial statements of the Property Entities and the Development Entities in a form intended to comply with Rule 3-14 of Regulation S-X; provided, however that the amount of such payment by Purchaser shall not exceed $200,000.

Section 8.2. Survival. The representations or warranties in this Agreement or in any instrument delivered pursuant to this Agreement and the covenants or other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, and any rights or obligations arising out of the breach of any such covenant or other agreement, shall survive (a) with respect to Campus Developer, Manager Sub, the Existing Campus Properties and the Property Entities, for the period ending on the date that is six months after the Initial Closing, (b) with respect to the Campus Development Properties and the Development Entities, for the period ending on the date that is six months after the Development Property Closing Date or the applicable Deferred Closing Date relating thereto; provided, however, that the indemnification obligations of Seller set forth in clauses (iii) and (iv) of Section 5.10(a) shall survive for the period ending on the date that is four years after the Initial Closing (each such period, the “Survival Period”); provided, further, that representations and warranties for which no indemnification is available under Section 5.10 shall not so survive. Notwithstanding any other provision hereof, those covenants or agreements that by their terms apply or are to be performed in whole or in part after the Initial Closing, the Development Property Closing or any Deferred Closing, and this Article VIII, shall survive each such applicable closing.

Section 8.3. Notices. All notices and other communications hereunder shall be in writing and may be given by any of the following methods: (a) personal delivery; (b) facsimile transmission; (c) registered or certified mail, postage prepaid return receipt requested; or (d) overnight delivery service. Notices shall be sent to the appropriate party at its address or facsimile number (or such other address or facsimile number for such party as shall be specified by such party by notice given hereunder):

If to Purchaser, to:

American Campus Communities, Inc.

12700 Hill Country Boulevard, Suite T-200

Austin, Texas 78738

Attention: William W. Talbot

Facsimile: (512) 732-2450

with a copy (which shall not constitute notice) to:

Locke Lord LLP

2200 Ross Avenue, Suite 200

Dallas, Texas 75201

Attention: Toni Weinstein

Facsimile: (214) 740-8800

If to Seller, to:

Campus Acquisitions LLC

161 N Clark, Suite 4900

Chicago, Illinois 60601

Attention: Rajen Shastri

Facsimile: (773) 409-5180

with a copy (which shall not constitute notice) to:

Clifford Chance US LLP

31 West 52nd Street

New York, New York 10019

Facsimile: (212) 878-8375

Attention: John A. Healy

Facsimile: (212) 878-8375

All such notices and other communications shall be deemed received (i) in the case of personal delivery, upon actual receipt by the addressee, (ii) in the case of overnight delivery, on the first business day following delivery to the overnight delivery service, (iii) in the case of mail, on the date of delivery indicated on the return receipt; and (iv) in the case of a facsimile transmission, upon transmission by the sender and issuance by the transmitting machine of a confirmation slip that the number of pages constituting the notice has been transmitted without error. In the case of notices sent by facsimile transmission, the sender shall contemporaneously deliver by hand or next day courier as provided above a copy of the notice to the addressee at the address provided for above; however, such mailing shall in no way alter the time at which the facsimile notice is deemed received.

Section 8.4. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD FOR ANY OF THE CONFLICTS OF LAWS PRINCIPLES THEREOF THAT WOULD RESULT IN THE APPLICATION OF THE LAWS OF ANY OTHER JURISDICTION.

Section 8.5. CONSENT TO JURISDICTION AND SERVICE OF PROCESS; WAIVER OF JURY TRIAL.

(a) EACH PARTY TO THIS AGREEMENT HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF DELAWARE OR, IF SUCH COURTS SHALL NOT HAVE PROPER JURISDICTION, OF THE UNITED STATES FEDERAL DISTRICT COURT SITTING IN DELAWARE, AND ANY APPELLATE COURT THEREOF, IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, AND AGREES THAT ANY SUCH ACTION, SUIT OR PROCEEDING SHALL BE BROUGHT ONLY IN SUCH COURTS (AND WAIVES AND AGREES NOT TO ASSERT ANY OBJECTION BASED ON FORUM NON CONVENIENS OR ANY OTHER OBJECTION TO VENUE THEREIN OR JURISDICTION THEREOF); PROVIDED, HOWEVER, THAT SUCH CONSENT TO JURISDICTION IS SOLELY FOR THE PURPOSE REFERRED TO IN THIS SECTION 8.5 AND SHALL NOT BE DEEMED TO BE A GENERAL SUBMISSION TO THE JURISDICTION OF SAID COURTS OR IN THE STATE OF DELAWARE OTHER THAN FOR SUCH PURPOSE.

(b) Any and all process may be served in any action, suit or proceeding arising in connection with this Agreement by complying with the provisions of Section 8.3. Such service of process shall have the same effect as if the party being served were a resident in the State of Delaware and had been lawfully served with such process in such jurisdiction. The parties hereby waive all claims of error by reason of such service. Nothing herein shall affect the right of any party to serve process in any other manner permitted by law or to commence legal proceedings or otherwise proceed against the other in any other jurisdiction to enforce judgments or rulings of the aforementioned courts.

(c) EACH PARTY TO THIS AGREEMENT HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH OF THE PARTIES HERETO

(I) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.5.

Section 8.6. Third-Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and except as set forth in this Agreement, nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

Section 8.7. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by reason of any law or public policy, all other terms and provisions of this Agreement nevertheless shall remain in full force and effect.

Section 8.8. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties. Any assignment in violation of the preceding sentence shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 8.9. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

Section 8.10. Entire Agreement. This Agreement (including the documents and instruments referred to herein) and the Confidentiality Agreement constitute the entire agreement among the parties hereto with respect to the subject matter hereof, and supersede all prior agreements and understandings, both oral and written, among the parties with respect to the subject matter of this Agreement. No representation, warranty, promise, inducement or statement of intention has been made by any party that is not embodied in this Agreement or such other documents, and none of the parties shall be bound by, or be liable for, any alleged representation, warranty, promise, inducement or statement of intention not embodied herein or therein.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the date first above written.

CAMPUS ACQUISITIONS HOLDINGS, LLC

By:
Name:
Title:

AMERICAN CAMPUS COMMUNITIES, INC.

By:
Name:
Title:

AMERICAN CAMPUS COMMUNITIES OPERATING PARTNERSHIP LP

By:	American Campus Communities Holdings LLC, its general partner

	By:	American Campus Communities, Inc., its sole member

By:
Name:
Title:

CAMPUS ACQUISITIONS MANAGEMENT, LLC

By:
Name:
Title:

CAMPUS ACQUISITIONS INVESTMENT MANAGEMENT, LLC

By:
Name:
Title:

PROPERTY ENTITIES:

22 1/2 STREET PARTNERS, LP,

By:	22 1/2 Partners GP, LLC, its general partner

	By:	Campus Ventures Vintage, LLC, its sole member

		By:	TMS Capital Ventures, LLC, its manager

By:
Name:
Title:

CAMPUS INVESTORS 217 WELCH, LLC,

By:	Campus Ventures 217 Welch, LLC, its manager

	By:	TMS Capital Ventures, LLC, its manager

By:
Name:
Title:

CAMPUS INVESTORS 309, LLC,

By:	Campus Investors 309 Holdings, LLC, its manager

	By:	Campus Investors 309 II, LLC, its manager

		By:	Campus Ventures 309, LLC, its manager

			By:	TMS Capital Ventures, LLC, its manager

By:
Name:
Title:

CAMPUS INVESTORS 922 APACHE PROPERTY OWNER, LLC,

By:	Campus Investors 922 Apache, LLC, its manager

	By:	Campus Investors 922 Apache IIA, LLC, its manager

		By:	Campus Ventures 922 Apache, LLC, its manager

			By:	TMS Capital Ventures, LLC, its manager

By:
Name:
Title:

CAMPUS INVESTORS AUSTIN, LLC,

By:	Campus Investors Austin-Mezz, LLC, its sole member

	By:	Campus Ventures Austin, LLC, its manager

		By:	TMS Capital Ventures, LLC, its manager

By:

CAMPUS INVESTORS BAYLOR LLC,

By:	Campus Ventures Baylor LLC, its manager

By:
Name:
Title:

CAMPUS INVESTORS IS, LLC,

By:	Campus Ventures IS, LLC, its manager

	By:	TMS Capital Ventures, LLC, its manager

By:
Name:
Title:

CAMPUS INVESTORS RIVER MILLS, LLC,

By:	Campus Ventures River Mills, LLC, its manager

	By:	TMS Capital Ventures, LLC, its manager

By:
Name:
Title:

CAMPUS INVESTORS HSRE-SC, LLC,

By:	HSRE-CA I, LLC, as its sole member

	By:	Campus Investors SC II, LLC, its member

		By:	Campus Ventures SC, LLC, its manager

			By:	TMS Capital Ventures, LLC, its manager

By:

CAMPUS INVESTORS, LLC,

By:	Campus Ventures, L.L.C., its manager

By:
Name:
Title:

CHALMERS PROPERTIES, LLC,

By:	Chalmers Management, LLC, its manager

	By:	TMS Capital Ventures, LLC, its manager

By:
Name:
Title:

CI CHAUNCEY SQUARE PROPERTY OWNER, LLC,

By:	CI Chauncey Holdings, LLC, its sole member

	By:	CI Chauncey Square, LLC, its member

		By:	Campus Ventures CI Chauncey Square, LLC, its manager

			By:	TMS Capital Ventures, LLC, its manager

By:
Name:
Title:

DEVELOPMENT ENTITIES:

CI CHAUNCEY SQUARE PROPERTY OWNER, LLC,

By:	CI Chauncey Holdings, LLC, its sole member

	By:	CI Chauncey Square, LLC, its member

		By:	Campus Ventures CI Chauncey Square, LLC, its manager

			By:	TMS Capital Ventures, LLC, its manager

By:
Name:
Title:

CAMPUS INVESTORS 601 FOREST PROPERTY OWNER, LLC,

By:	HSRE-CA II, LLC, its sole member

	By:	Campus Investors 601 Forest, LLC, its manager

	By:	Campus Investors 601 Michigan, LLC, its manager

		By:	CA Manager, LLC, its manager

By:
Name:
Title:

CAMPUS ICON USC, LLC,

By:	Campus Icon USC Mezz, LLC, its sole member

	By:	Campus Icon USC Parent, LLC, its member

		By:	Campus USC JV Member, LLC, its manager

		By:	Campus Ventures USC, LLC, its manager

			By:	CA Manager, LLC, its manager

By:
Name:
Title: